Form 10-K, Exhibit 13
period 1996-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 1997-03-27
CIK 826682

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP

                                            1996 ANNUAL REPORT

                                              March 14, 1997

Dear Investor:

         The General Partners of the Meridian Healthcare Growth and Income Fund Limited Partnership are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         Patient revenues for the Fund's seven operating partnerships increased by approximately $2,632,000 (or 6%) for the year ended December 31, 1996 as compared to the year ended December 31, 1995. The increase is primarily attributable to increased Medicare census as well as increased room rates which resulted in an effective rate increase of 4.1% (or $1,652,000) over 1995. Continued efforts in Medicare maximization resulted in an increase of the Medicare population in the seven facilities from 8.6% of total patient days for 1995 to 9.8% of total patient days in 1996. As a result, ancillary consumption increased by $847,000 in 1996 as compared to 1995. In addition, revenues were further increased by recognition of retroactive cost settlement adjustments that were $366,000 higher than those recognized in 1995. These positive variances in revenue were offset by an overall census decline of 1,806 patient days in 1996, as compared to 1995, which accounted for a negative variance in revenue of $233,000. Private census also declined in 1996 when compared to 1995.

         Profitability for the Fund declined approximately $169,000 (or 8.9%) from $1,891,000 in 1995 to $1,722,000 in 1996. The decline in profitability was primarily attributable to increased operating expenses which were not completely covered by the Medicare and Medicaid reimbursement programs. Operating expenses, as a percentage of patient revenues, increased to 81% in 1996 from 80% in 1995. With the continued increase in Medicare census, the overall acuity level of the residents was higher than in 1995 resulting in increased salaries, benefits and ancillary costs. Additionally, maintenance costs in 1996 were $100,000 higher than in 1995 due to the continued aging of the buildings. The four Maryland facilities were built in the late 1960's and early 1970's and are beginning to need increasing levels of repair and maintenance.

         Also contributing to the decline in profitability was an increase of $172,000 (or 34%) in general and administrative expenses in 1996 as compared to 1995. The majority of this increase was due to higher professional and consulting costs incurred in 1996.

         Interest expense decreased $84,000 (or 3.8%) in 1996 versus 1995. Approximately $5.7 million of the Fund's debt bears interest at floating rates which were, on average, lower in 1996 than in 1995.

LIQUIDITY AND CAPITAL RESOURCES

         Effective July 29, 1996 the Fund modified the revolving credit facility (the "Facility") by increasing the maximum amount to $4,000,000 and extending the maturity date until February 28, 1998. The Facility is designated for working capital needs and issuance of letters of credit. The Facility is primarily secured by the accounts receivable of the Fund. Any outstanding cash borrowings under the Facility bear interest at LIBOR plus 1.75%. At December 31, 1996 the outstanding borrowings under this Facility totaled $1,000,000.

FINANCING

         The Fund's long-term debt on the four Maryland facilities and the New Jersey facility, totaling $24,592,000, matures in February, 1998. The General Partners will be reviewing refinancing options throughout 1997.

         At December 31, 1996, the Randallstown facility did not meet its required ratio of cash flow to debt service as a result of measures taken in response to the State survey received earlier in the year. To date, the

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP

bank has not issued a formal waiver to the Fund. Based upon the 1997 operating budget, operations at Randallstown are expected to improve and return the facility to full compliance with its loan agreement. Should the facility not meet the required cash flow to debt service ratio for the first quarter of 1997, the lender would require certain of the Fund's operating partnerships and/or the Fund to become either joint and several co-obligors or guarantors of the obligation.

LEGISLATION

         The State of North Carolina has again delayed the effective date of elimination in its Medicaid methodology of the current reimbursement rate component for equity until July 1, 1997. Fund management had projected the effective date of this elimination to be July 1, 1996. As a result of this action, Medicaid reimbursements from North Carolina during the second half of 1996 were approximately $129,000 over budget. Future action by the North Carolina Medicaid Agency could affect the reimbursement component for equity and therefore reduce Medicaid reimbursement for the Fund by up to $234,000 annually.

CASH DISTRIBUTIONS

         On February 14, 1997, the Fund made a distribution of $826,410 of which approximately $534,853, or 65%, was funded from nursing center operations generated during the fourth quarter of 1996 after payment of approximately $68,000 of upper tier expenses. During 1996, nursing center operations generated approximately 77% of the total distributions after payment of upper tier expenses totaling approximately $277,000.

         Over the past three years, while operating results have fluctuated, the three-year cash flow generated by the seven nursing home facilities has generated sufficient cash flow to fund 96% of the 8.5% distribution to partners. Based on a preliminary review of the 1997 operating budget, Fund management expects distributions will remain at current levels throughout 1997.

SUMMARY

         The major challenge to the Fund in the foreseeable future is to control operating expenses while maximizing revenues through strategic admissions policies. Your General Partners believe we remain well positioned to effectively compete in the long-term healthcare marketplace.

Very truly yours,



John M. Prugh, President                   Michael R. Walker, President
Brown-Healthcare, Inc.                     Meridian Healthcare InvestmentsInc.
Administrative General Partner             Development General Partner

                                       INDEPENDENT AUDITORS' REPORT



To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 1996 and 1995 and the related consolidated statements of earnings, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                              KPMG Peat Marwick LLP

February 7, 1997, except for paragraph 7 of note 4 which is as of March 14, 1997 Philadelphia, Pennsylvania

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP

                           Consolidated Balance Sheets (Dollars in thousands)

                                                                                           December 31,

                                                                                  1996                     1995
Assets
Current assets
    Cash and cash equivalents                                                     $ 3,962                 $  1,539
    Accounts receivable, net of allowance for doubtful
      accounts of $551 in 1996 and $440 in 1995                                     6,429                    6,167
    Estimated third-party payor settlements                                           105                      337
    Prepaid expenses and other current assets                                         514                      571

Total current assets                                                               11,010                    8,614

Property and equipment
    Land and improvements                                                           1,832                    1,823
    Buildings and improvements                                                     42,569                   42,440
    Furniture and equipment                                                         3,873                    3,543
    Construction in progress                                                          140                              --
                                                                                   48,414                   47,806
    Accumulated depreciation                                                       (12,734)                 (11,181)
                                                                                   35,680                   36,625

Other assets
    Goodwill, net                                                                   5,490                    5,743
    Loan acquisition costs, net                                                        64                      100
    Preopening costs, net                                                               11                       25
                                                                                    5,565                    5,868

Total assets                                                                      $52,255                 $ 51,107

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                                             $   621                 $    553
    Line of credit borrowings                                                                --                719
    Accrued compensation and related costs                                          2,415                    1,099
    Accounts payable and other accrued expenses
      Trade                                                                           934                    1,038
      Related party                                                                 1,213                    1,857
    Estimated third-party payor settlements                                         2,958                      612

Total current liabilities                                                           8,141                    5,878

Deferred management fee payable                                                       770                      728
Loan payable to Development General Partner                                           984                      932
Line of credit borrowings                                                           1,000                              --
Long-term debt                                                                     23,971                   24,596
                                                                                   26,725                   26,256

Partners' capital (deficit)
    General partners                                                                  (143)                    (127)
    Assignee limited partners; 1,540,040 units issued and outstanding              17,532                   19,100

Total partners' capital                                                            17,389                   18,973

Total liabilities and partners' capital                                           $52,255                 $ 51,107

See the accompanying notes to consolidated financial statements.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP

                       Consolidated Statements of Earnings
                 (Dollars in thousands except per unit amounts)


                                                                                  Years Ended December 31,
                                                                        1996               1995             1994

Revenues
    Medicaid and Medicare patients                                     $36,589           $33,483           $31,831
    Private patients                                                    10,885            11,359            10,813
    Investment and other income                                            411               556               208
                                                                        47,885            45,398            42,852

Expenses
    Operating, including $5,300, $4,437 and $3,450
      to related parties                                                38,386            36,036            32,664
    Management and administration fees
      to related parties                                                 3,087             2,920             2,773
    General and administrative                                             677               505               581
    Depreciation and amortization                                        1,870             1,819             1,926
    Interest expenses                                                    2,143             2,227             2,005
                                                                        46,163            43,507            39,949

Net earnings                                                           $ 1,722           $ 1,891           $ 2,903



Net earnings per unit of assignee
    limited partnership interest
    (computed based on 1,540,040 units
    outstanding in 1996, 1995 and 1994)                                $  1.12           $  1.23           $  1.88


See the accompanying notes to consolidated financial statements.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP


                         Consolidated Statements of Partners' Capital (Deficit)
                                          (Dollars in thousands)


                                                                     General            Limited
                                                                    Partners            Partners             Total

Balance at December 31, 1993                                     $     (109)         $  20,900          $   20,791

Net earnings                                                            29               2,874               2,903

Distributions to partners                                               (33)             (3,273)             (3,306)

Balance at December  31, 1994                                          (113)            20,501              20,388

Net earnings                                                            19               1,872               1,891

Distributions to partners                                               (33)             (3,273)             (3,306)

Balance at December  31, 1995                                          (127)            19,100              18,973

Net earnings                                                            17               1,705               1,722

Distributions to partners                                               (33)             (3,273)             (3,306)

Balance at December  31, 1996                                    $     (143)         $  17,532          $   17,389

See the accompanying notes to consolidated financial statements.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP


                                    Consolidated Statements of Cash Flows
                                            (Dollars in thousands)

                                                                                 Years Ended December 31,

                                                                        1996              1995              1994

Cash flows from operating activities
    Net earnings                                                       $ 1,722           $ 1,891           $ 2,903
    Adjustments to reconcile net earnings to net cash
       provided by operating activities
          Depreciation of property and equipment                         1,553             1,502             1,514
          Amortization of intangibles                                       317              317               412
          Minority interest in net earnings of operating
            partnerships                                                     20               22                32
          Increase in loan payable to Development General Partner            52               51                36
          Increase in deferred management fee payable                        42               39                57
          Change in other assets and liabilities
                Accounts receivable                                        (262)             (120)           (2,372)
                Estimated third-party payor settlements                  2,578               108               403
                Prepaid expenses and other current assets                   57               (155)             (196)
                Accrued compensation and related costs                   1,316               (311)               7
                Accounts payable and other
                  accrued expenses                                         (732)             (412)           2,424

Net cash provided by operating activities                                6,663             2,932             5,220
Cash flows from investing activities
    Additions to property and equipment                                    (608)             (413)             (467)
    Additions to other assets                                               (13)                    --               --

Net cash used in investing activities                                      (621)             (413)             (467)

Cash flows from financing activities
    Line of credit borrowings, net                                         281               719                     --
    Net proceeds from issuance of long-term debt                                  --       6,208                     --
    Repayment of long-term debt                                            (557)           (6,494)             (410)
    Distributions to partners                                            (3,306)           (3,306)           (3,306)
    Distributions to minority interests                                     (37)              (39)              (32)

Net cash used in financing activities                                    (3,619)           (2,912)           (3,748)

Net increase (decrease) in cash and cash equivalents                     2,423               (393)           1,005
Cash and cash equivalents, beginning of year                             1,539             1,932               927

Cash and cash equivalents, end of year                                 $ 3,962           $ 1,539           $ 1,932

See the accompanying notes to consolidated financial statements.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP


                               Notes to Consolidated Financial Statements
                                    December 31, 1996, 1995 and 1994


  (1)  Organization and Operations

     Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund") was organized under the laws of the State of Delaware and will continue to operate through December 31, 2037, unless terminated sooner under the provisions of the Partnership Agreement. The Fund's Administrative General Partner is Brown Healthcare, Inc. and the Fund's Development General Partner is Meridian Healthcare Investments, Inc. Brown Healthcare Holding Co., Inc. is the Fund's Assignor Limited Partner. Meridian Healthcare Investments, Inc. is a subsidiary of Genesis Health Ventures, Inc.

      The Fund owns 98.99% limited partnership interests in seven operating partnerships. Each partnership owns and operates a nursing center located in Maryland, New Jersey, or North Carolina. As described further in Note 3, Meridian Healthcare, Inc. ("MHC") and other affiliates of the Development General Partner manage the nursing centers and provide personnel to the operating partnerships along with certain other goods and services.

       The Fund, through its operating partnerships, derives substantially all of its revenue from extended healthcare provided to nursing center residents including room and board, nursing care, and drugs and other medical services. Total patient days available and occupancy (unaudited) at the facilities in each of the three years were as follows:

                      Year                Days                   Occupancy

                      1996               431,000                    94.3%
                      1995               430,000                    94.8%
                      1994               433,000                    94.4%

(2)    Summary of Significant Accounting Policies

       Principles of Consolidation

The consolidated financial statements include the accounts of the Fund and its 98.99% owned consolidated partnerships. All significant transactions and balances between the Fund and its consolidated partnerships have been eliminated in consolidation.

       Cash and Cash Equivalents

       Cash and cash equivalents primarily consist of cash deposits in banks, money market funds, and certificates of deposit. All cash and cash equivalents have an original maturity of less than three months, and are stated at cost which approximates market value.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP


       (2) Summary of Significant Accounting Policies (continued)

       Revenue

       The Fund derives a substantial portion of its revenue under Medicaid and Medicare cost reimbursement programs which are subject to audit and adjustment, in some cases, by the respective third-party payors. The Fund provides an allowance for potential audit adjustments to the interim reimbursement amounts received under these cost reimbursement programs. Revisions to this allowance, if any, are recorded as an adjustment to revenues in the year such amounts are determined. Such revisions to prior year cost reimbursement settlements resulted in a credit to earnings aggregating $594,000 in 1996 and $227,000 in 1995. There were no revisions to this allowance in 1994.

       Property and Depreciation

       Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments are capitalized and ordinary repairs and maintenance are charged against operations in the period incurred. Asset costs and related accumulated depreciation are removed from the accounts upon disposition of an asset and the resulting gain or loss is included in the determination of earnings.

       Depreciation is computed using the straight-line method. Estimated useful lives established for purposes of computing depreciation range from thirty to forty years for buildings, twenty years for building improvements, ten years for land improvements, and from five to ten years for furniture and equipment.

       Loan Acquisition Costs

       Loan acquisition costs, which represent costs incurred in connection with securing financing for the nursing centers, are capitalized and amortized using the interest method over the period that the related debt is scheduled to be outstanding. Accumulated amortization of loan acquisition costs aggregated $512,000 and $463,000 at December 31, 1996 and 1995, respectively.

       Preopening Costs

       Preopening costs, which represent costs incurred prior to the opening of the facility, are amortized on a straight-line basis over five years. Accumulated amortization of preopening costs aggregated $376,000 and $362,000 at December 31, 1996 and 1995, respectively.

       Goodwill

       Goodwill arising from the Fund's purchase of its limited partnership interests in the operating partnerships is amortized on a straight-line basis over thirty years. Accumulated amortization of goodwill aggregated $2,175,000 and $1,921,000 at December 31, 1996 and 1995, respectively.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP

       (2)        Summary of Significant Accounting Policies (continued)

       Goodwill is reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of goodwill may not be recoverable. The Fund assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance can be recovered through projected undiscounted cash flows.

       Income Taxes

       The consolidated financial statements of the Fund do not include any provision for federal or state income taxes. All items of Fund earnings, deductions and credits are allocated among the partners. The distributive share of the Fund's earnings, deductions and credits are included in each partner's federal and state income tax returns.

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31, are summarized as follows (in thousands):

                                                                                 1996          1995         1994

                  Net earnings per consolidated statements of earnings         $1,722       $1,891         $2,903
                  Accelerated depreciation deducted for income
                    tax purposes over straight-line depreciation
                    deducted for financial reporting purposes                     (302)         (366)         (399)
                  Amortization of goodwill deducted for financial reporting
                    purposes, not deducted for income tax purposes                253          232            337
                  Differences in timing of revenue recognition
                    for financial reporting purposes and
                    income tax purposes                                           435          198            197
                  Expenses deducted for financial reporting
                    purposes, not deducted for income tax purposes                 82          294             14

                  Taxable earnings                                            $ 2,190        $2,249        $3,052


Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP

       (2) Summary of Significant Accounting Policies (continued)

       New Accounting Pronouncement

       For the year ended December 31, 1996, the Fund adopted the Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement 121 provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of. The adoption of Statement 121 did not have an impact on the consolidated financial statements.

                  (3)      Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 6% of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 1996 and 1995, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $770,000 and $728,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

       The Fund is obligated to pay the Administrative General Partner administration fees equal to the greater of 1/2 of 1% of the Fund's annual revenue or $75,000. Certain of the operating partnerships also purchase drugs and medical supplies and other services from affiliates of the Development General Partner.

       The Development General Partner loaned the Fund $597,000, as required by the Cash Flow Deficit Guaranty Agreement, to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including interest at 9% per annum, were $984,000 and $932,000 at December 31, 1996 and 1995, respectively. The Fund is obligated to repay such loans when certain specified financial criteria are met.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP


       (3) Related Party Transactions (continued)

       Transactions with the Fund's General Partners and their affiliates for the years ended December 31, are summarized as follows (in thousands):

                                                                 1996               1995             1994
                                                                 ----               ----             ----

           Management and administration fees                   $3,087             $2,920           $2,773
           Drugs and medical supplies purchases                  2,305              1,648            1,349
           Nursing and rehabilitation services                   2,995              2,789            2,101
           Interest expense on borrowings                           94                 90               93


           Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represent approximately 60% of total operating expenses.

       (4) Debt

       Effective July 29, 1996, the Fund renewed and increased its line of credit agreement to $4,000,000 which is designated for working capital needs and issuance of letters of credit. The agreement expires February 28, 1998 at which time any and all outstanding borrowings under the agreement become due. Borrowings are secured primarily by the accounts receivable of the Fund. The Fund expects the line of credit agreement to be renewed. Any outstanding cash borrowings under the facility bear interest based on a LIBOR rate plus 175 basis points in 1996 (7.29% at December 31, 1996) and on the bank's prime rate of interest in 1995
       (8.50% at December 31, 1995). The weighted average interest rate on borrowings during 1996 was 7.45%. Borrowings outstanding under the line at December 31, 1996 and 1995 totaled $1,000,000 and $719,000, respectively. Letters of credit outstanding under this agreement at December 31, 1996 totaled $200,000.

       Long-term debt at December 31, consists of the following (in thousands):

                                                                                   1996          1995
                  Mortgage notes payable
                    Maryland facilities                                         $16,798        $17,119
                    Woodlands facility                                            6,044          6,176
                    Frederick facility                                            1,338          1,420
                    Hamilton facility                                               412            434
                                                                                 24,592         25,149
                  Less current portion                              (621)          (553)
                                                                                $23,971        $24,596

The Maryland facilities' mortgage notes payable bear interest at fixed rates of 7.56% and 7.74% for $9,013,000 and $3,861,000, respectively, of the outstanding debt on the Maryland facilities.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP


       (4) Debt (continued)

       The remaining debt of $3,924,000 bears interest at a variable rate based on a LIBOR rate plus 175 basis points (7.24% at December 31, 1996). Principal and interest are payable monthly based on a 25-year mortgage schedule through February, 1998, at which time the remaining principal amount is payable in a lump sum.

       On June 30, 1995, the Woodlands operating partnership refinanced the existing debt by executing a second amendment to the mortgage note, effective June 1, 1995, extending the note's maturity date to February, 1998, and increasing the face amount of the debt to $6,250,000. The note bears interest at a fixed rate of 8.05%. Principal is payable monthly based upon a 25-year mortgage schedule through maturity, at which time the remaining principal amount is payable in a lump sum.

       The mortgage notes payable on the Frederick and Hamilton facilities bear interest at the bank's prime rate of interest plus 0.75% (9.0% at December 31, 1996). Principal is payable monthly based on a 15-year mortgage schedule through February, 1998, at which time the remaining principal amount is payable in a lump sum.

       The mortgage notes payable are secured by deeds of trust on the related property. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants. The most significant financial criterion requires each operating partnership to maintain a cash flow to debt service ratio of 1.25 to 1.0, as defined by the loan agreements. The Randallstown facility failed to meet this ratio at December 31, 1996 and September 30, 1996. Consequently, the Randallstown facility was not in compliance with this covenant for its $6,523,000 mortgage note included within the Maryland facilities' mortgage notes.

       Effective March 14, 1997 the lender has agreed under a Limited Forbearance Agreement to refrain and forbear temporarily from exercising and enforcing any of its remedies for a period of time ending on and including May 15, 1997. The agreement provides that should Randallstown meet all its covenants for the quarter ended March 31,1997, the lender will waive the earlier events of default. If all the covenants are not met, the lender shall require that certain partnerships and/or the Fund become either joint and several co-obligors or guarantors of the obligation, note and the loan.

       Long-term debt maturing in each of the two years subsequent to December 31, 1996 is $621,000 in 1997 and $23,971,000 in 1998.

       Cash  outflows  from  operating   activities  include  interest  paid  of
       $2,001,000,   $2,252,000   and   $1,640,000  in  1996,   1995  and  1994,
       respectively.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP

       (5) Distributions to Partners and Allocation of Net Income

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners.

       Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows and excess initial working capital reserves of $374,000 in 1995. No such distribution from excess working capital reserves were required in 1996 and 1994. Cash distributions per unit aggregated $2.12 in 1996, 1995 and 1994.

       (6) Employee Benefit Plans

       Certain employees of the Fund's nursing centers are eligible to participate in the Genesis Health Ventures, Inc. Retirement Plan. The Plan covers all employees having 1,000 hours or more service in a plan year. Employees' contributions to the plan may be matched by the Fund based on years of service. During the plan years ended December 31, 1996 and 1995, a company match of 50% of employee contributions up to 3% of the employee's annual gross salary was accrued. Additionally, the Plan provides for discretionary employer contributions based on profits. Prior to January 1, 1995, these employees were eligible to participate in the Meridian Healthcare Inc. Retirement Savings Plan. This plan was merged into the Genesis Health Ventures, Inc. Retirement Plan effective January 1, 1995.

       Certain other employees of the Fund's nursing centers are eligible to participate in Meridian Healthcare, Inc. Union Retirement Savings Plan which qualified under Section 401(K) of the Internal Revenue Service Code. In accordance with the terms of the plan, employees may elect to contribute a percentage of their respective annual compensation to the plan, subject to certain limitations. The Fund is obligated to match 50% of each employee's contribution up to 3% of their respective annual compensation.

       Charges to operations in connection with these plans aggregated $208,000 in 1996, $230,000 in 1995 and $114,000 in 1994.

       (7) Commitments and Contingencies

       The Fund is a party to litigation arising in the ordinary course of business. The Fund does not believe the results of such litigation, even if the outcome is unfavorable to the Fund, would have a material effect on its consolidated financial position or results of operations.

       (8) Fair Value of Financial Instruments

       The Fund believes the carrying amount of cash and equivalents, accounts receivable (net of allowance for doubtful accounts), estimated third-party payor settlements, prepaid expenses and other current assets, accounts payable and other accrued expenses and accrued compensation and related costs approximates fair value because of the short-term maturity of these instruments.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP


       (8) Fair Value of Financial Instruments (continued)

       The fair value of the Fund's fixed-rate, long-term debt is estimated based on the current rates offered to the Fund for debt of the same remaining maturities. At December 31, 1996, the carrying value of the fixed-rate debt of $18,919,000 approximates fair value.

       The carrying value of the Fund's floating-rate debt approximates its fair value.

                                MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                           LIMITED PARTNERSHIP
       Directors and Executive Officers

       Meridian Healthcare Investments,
       Inc.
       Development General Partner

         Michael R. Walker
         President and Director

         Richard R. Howard
         Director

         George V. Hager, Jr.
         Vice President and Treasurer

       Brown Healthcare, Inc.
       Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer

       Please submit changes in name, address, investment representative and distribution instructions to Investor Relations at the above address.
       Form 10-K A copy of the Fund's Annual Report on Form 10-K for 1996 as filed with the Securities and Ex change Commission is available to partners without charge on request by writing to:

         Investor Relations
         Brown Healthcare, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                                    Auditors

       KPMG Peat Marwick LLP
       1600 Market Street
       Philadelphia, PA 19103-7212

                                                  Legal Counsel

       Piper & Marbury
       1100 Charles Center South
       36 South Charles Street
       Baltimore, Maryland 21201



                                               Further Information
       For further information or ques tions regarding your investment, please call Denise Shaduk, Invest ment Coordinator, at (410) 727-
       4083.