Form 10-K, Exhibit 13
period 1997-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 1998-03-27
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP


                                                1997 Annual Report

                                                  March 17, 1998

         The General Partners of the Meridian Healthcare Growth and Income Fund Limited Partnership are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         Profitability for the Fund increased approximately $546,000 (or 32%) to $2,268,000 in 1997 as compared to $1,722,000 in 1996. Patient revenues for the Fund's seven operating partnerships increased by approximately $1,712,000 (or 3.6%) for the year ended December 31, 1997 as compared to the year ended December 31, 1996. The increase is primarily attributable to increased room rates which resulted in an effective rate increase of 6% (or $1,767,000), of which $1,466,000 relates to Medicaid residents. Effective July 1, 1997, the four Maryland facilities received Medicaid increases of 5%- 6% as compared to approximately 2.5% on July 1, 1996. Also contributing to the Medicaid increase was a shift to higher acuity Medicaid residents at the facilities. The remaining rate increase of approximately $296,000 was generated equally by Medicare and private payor classes. Among Medicare patients, there has been a shift to a higher acuity resident, while there has been a shift in the census mix of private payors to facilities with higher base private rates. Additionally, ancillary usage increased in 1997 versus 1996. Partially offsetting these favorable variances was a decrease of approximately $252,000 in prior year third party cost report settlements.

         Operating expenses as a percentage of revenues remained consistent at 80% of revenue. Salaries, wages and benefits increased approximately $462,000 (or 2%) during 1997 versus 1996 due to inflationary wage increases. As a result of the shortage in certified nursing assistants in the State of Maryland, nursing agency usage increased approximately $109,000 in 1997 as compared to the prior year. Also contributing to the operating expense increase was higher ancillary utilization in 1997 as compared to the prior year. This increase was a result of the higher acuity residents in the facilities as well as increased utilization by the Medicaid population. On a per day basis, Medicaid ancillary utilization is $1.98 higher in 1997 than in 1996.

         Interest expense decreased $113,000 in 1997 as compared to 1996. This decrease is primarily due to line of credit borrowings that were repaid in full in April, 1997.

FINANCING

         On March 3, 1998, the Fund entered into a renewal commitment with a bank to refinance all of the existing indebtedness. Under the terms of the refinancing, the mortgages will mature on February 28, 2000 and will bear interest at LIBOR plus 1.55%. The refinancing will also extend the line of credit commitment until February 28, 2000. The Fund has a $4,000,000 line of credit which is designated for working capital needs and is primarily secured by the accounts receivable of the Fund. At December 31, 1997, there were no outstanding borrowings under this line of credit.

CASH DISTRIBUTIONS

         On February 13, 1998, the Fund made a cash distribution of $826,410 to its assignee limited partners, which was funded from nursing center operations generated during the fourth quarter of 1997 after payment of approximately $72,000 of upper tier expenses. During 1997, nursing center operations generated approximately 89% of the total distributions after payments for capital improvements, long term debt principal reduction and upper tier expenses.

         Based on a preliminary review of the 1998 operating budget, operating results are projected to improve over 1997 results. Distributions to partners are expected to remain at current levels and operating cash flow is expected to completely fund the distributions.

SUMMARY

         The major challenge to the Fund in the foreseeable future is to control operating expenses while maximizing revenues through strategic admissions policies. In light of the improved operating performance of the nursing facilities coupled with a favorable 1998 projection, the General Partners expect to begin evaluating possible disposition strategies for the Fund in 1998. We will keep you advised of developments in this area in our quarterly reports.


Very truly yours,

    /s/  John M. Prugh                      /s/  Michael R. Walker

John M. Prugh, President                 Michael R. Walker, President
Brown Healthcare, Inc.                   Meridian Healthcare Investments, Inc.
Administrative General Partner           Development General Partner

                                           INDEPENDENT AUDITORS' REPORT


To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 1997 and 1996 and the related consolidated statements of earnings, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                 KPMG Peat Marwick LLP

February 6, 1998, except for paragraph 2 of note 4 which is as of March 3, 1998 Philadelphia, Pennsylvania
                                      -3-

              MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                          LIMITED PARTNERSHIP
           Consolidated Balance Sheets (Dollars in thousands)

                                                                         December 31,
                                                                           1997          1996
Assets
Current assets
    Cash and cash equivalents                                           $  2,275      $  3,962
    Accounts receivable, net of allowance for doubtful
      accounts of $513 in 1997 and $551 in 1996                            6,437         6,429
    Estimated third-party payor settlements                                  343           105
    Prepaid expenses and other current assets                                565           514

Total current assets                                                       9,620        11,010

Property and equipment
    Land and improvements                                                  1,848         1,832
    Buildings and improvements                                            43,088        42,569
    Furniture and equipment                                                4,308         3,873
    Construction in progress                                                 --            140
                                                                          49,244        48,414
    Accumulated depreciation                                             (14,405)      (12,734)
                                                                          34,839        35,680

Other assets
    Goodwill, net                                                          5,239         5,490
    Loan acquisition costs, net                                                9            64
    Preopening costs, net                                                    --             11
                                                                           5,248         5,565

Total assets                                                            $ 49,707      $ 52,255

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                                   $    707      $    621
    Accrued compensation and related costs                                 1,054         2,415
    Accounts payable and other accrued expenses
      Trade                                                                1,007           934
      Related party                                                        1,179         1,213
    Estimated third-party payor settlements                                4,234         2,958

Total current liabilities                                                  8,181         8,141

Deferred management fee payable                                              812           770
Loan payable to Development General Partner                                1,035           984
Line of credit borrowings                                                    --          1,000
Long-term debt                                                            23,328        23,971
                                                                          25,175        26,725

Partners' capital (deficit)
    General partners                                                        (153)         (143)
    Assignee limited partners; 1,540,040 units issued and outstanding     16,504        17,532

Total partners' capital                                                   16,351        17,389

Total liabilities and partners' capital                                 $ 49,707      $ 52,255

See the accompanying notes to consolidated financial statements.

       MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                  LIMITED PARTNERSHIP

           Consolidated Statements of Earnings
     (Dollars in thousands except per unit amounts)

                            Years Ended December 31,
                                 1997 1996 1995

Revenues
    Medicaid and Medicare patients                       $38,154   $36,589   $33,483
    Private and other patients                            11,103    10,956    11,490
    Investment and other income                              311       340       425
                                                          49,568    47,885    45,398

Expenses
    Operating, including $6,760, $5,300 and $4,437
      to related parties                                  39,463    38,386    36,036
    Management and administration fees
      to related parties                                   3,184     3,087     2,920
    General and administrative                               635       677       505
    Depreciation and amortization                          1,988     1,870     1,819
    Interest expense                                       2,030     2,143     2,227
                                                          47,300    46,163    43,507

Net earnings                                             $ 2,268   $ 1,722   $ 1,891



Net earnings per unit of assignee limited partnership interest - basic (computed based on 1,540,040 units
    outstanding in 1997, 1996 and 1995)                  $  1.46   $  1.12   $  1.23



See the accompanying notes to consolidated financial statements.

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
      LIMITED PARTNERSHIP

Consolidated  Statements of Partners' Capital  (Deficit)
    (Dollars in thousands)

                                            Assignee
                                  General    Limited
                                  Partners   Partners    Total



Balance at December 31, 1994     $   (113)  $ 20,501   $ 20,388

Net earnings                           19      1,872      1,891

Distributions to partners             (33)    (3,273)    (3,306)

Balance at December  31, 1995        (127)    19,100     18,973

Net earnings                           17      1,705      1,722

Distributions to partners             (33)    (3,273)    (3,306)

Balance at December  31, 1996        (143)    17,532     17,389

Net earnings                           23      2,245      2,268

Distributions to partners             (33)    (3,273)    (3,306)

Balance at December  31, 1997    $   (153)  $ 16,504   $ 16,351


See the accompanying notes to consolidated financial statements.

              MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                          LIMITED PARTNERHSIP

                 Consolidated Statements of Cash Flows
                         (Dollars in thousands)

                                                                         Years Ended December 31,

                                                                          1997      1996      1995

Cash flows from operating activities
    Net earnings                                                        $ 2,268   $ 1,722   $ 1,891
    Adjustments to reconcile net earnings to net cash
       provided by operating activities
          Depreciation of property and equipment                          1,671     1,553     1,502
          Amortization of intangibles                                       317       317       317
          Minority interest in net earnings of operating
            partnerships                                                     26        20        22
          Increase in loan payable to Development General Partner            51        52        51
          Increase in deferred management fee payable                        42        42        39
          Change in other assets and liabilities
                Accounts receivable                                          (8)     (262)     (120)
                Estimated third-party payor settlements                   1,038     2,578       108
                Prepaid expenses and other current assets                   (51)       57      (155)
                Accrued compensation and related costs                   (1,361)    1,316      (311)
                Accounts payable and other
                  accrued expenses                                           27      (732)     (412)

Net cash provided by operating activities                                 4,020     6,663     2,932

Cash flows from investing activities
    Additions to property and equipment                                    (830)     (608)     (413)
    Additions to other assets                                               --        (13)      --

Net cash used in investing activities                                      (830)     (621)     (413)

Cash flows from financing activities
    Line of credit borrowings, net                                       (1,000)      281       719
    Net proceeds from issuance of long-term debt                            --        --      6,208
    Repayment of long-term debt                                            (557)     (557)   (6,494)
    Distributions to partners                                            (3,306)   (3,306)   (3,306)
    Distributions to minority interests                                     (14)      (37)      (39)

Net cash used in financing activities                                    (4,877)   (3,619)   (2,912)

Net increase (decrease) in cash and cash equivalents                     (1,687)    2,423      (393)
Cash and cash equivalents, beginning of year                              3,962     1,539     1,932

Cash and cash equivalents, end of year                                  $ 2,275   $ 3,962   $ 1,539



See the accompanying notes to consolidated financial statements.
                                      -7-

                                    MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(1)    Organization and Operations

     Meridian Healthcare Growth and Income Fund Limited Partnership (the Fund) was organized under the laws of the State of Delaware and will continue to operate through December 31, 2037, unless terminated sooner under the provisions of the Partnership Agreement. The Fund's Administrative General Partner is Brown Healthcare, Inc. and the Fund's Development General Partner is Meridian Healthcare Investments, Inc. Brown Healthcare Holding Co., Inc. is the Fund's Assignor Limited Partner. Meridian Healthcare Investments, Inc. is a subsidiary of Genesis Health Ventures, Inc.

       The Fund owns 98.99% limited partnership interests in seven operating partnerships. Each partnership owns and operates a nursing center located in Maryland, New Jersey, or North Carolina. As described further in Note 3, Meridian Healthcare, Inc. (MHC) and other affiliates of the Development General Partner manage the nursing centers and provide personnel to the operating partnerships along with certain other goods and services.

       The Fund, through its operating partnerships, derives substantially all of its revenue from extended healthcare provided to nursing center residents including room and board, nursing care, and drugs and other medical services. Total patient days available and occupancy (unaudited) at the facilities in each of the three years were as follows:

                        Year                Days                   Occupancy

                        1997               429,000                    93.2%
                        1996               431,000                    94.3%
                        1995               430,000                    94.8%


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

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Revenue

       The Fund derives a substantial portion of its revenue under Medicaid and Medicare cost reimbursement programs which are subject to audit and adjustment, in some cases, by the respective third-party payors. The Fund provides an allowance for potential audit adjustments to the interim reimbursement amounts received under these cost reimbursement programs. Revisions to this allowance, if any, are recorded as an adjustment to revenues in the year such amounts are determined. Such revisions to prior year cost reimbursement settlements resulted in a credit to earnings aggregating $342,000 in 1997, $594,000 in 1996 and $227,000 in 1995.

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

       Loan Acquisition Costs

       Loan acquisition costs, which represent costs incurred in connection with securing financing for the nursing centers, are capitalized and amortized using the interest method over the period that the related debt is scheduled to be outstanding. Accumulated amortization of loan acquisition costs aggregated $567,000 and $512,000 at December 31, 1997 and 1996, respectively.

       Preopening Costs

       Preopening costs, which represent costs incurred prior to the opening of the facility, are amortized on a straight-line basis over five years. Accumulated amortization of preopening costs aggregated $387,000 and $376,000 at December 31, 1997 and 1996, respectively. At December 31, 1997, all preopening costs have been fully amortized.

                                    MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Goodwill

       Goodwill arising from the Fund's purchase of its limited partnership interests in the operating partnerships is amortized on a straight-line basis over thirty years. Accumulated amortization of goodwill aggregated $2,426,000 and $2,175,000 at December 31, 1997 and 1996, respectively.

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

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31 are summarized as follows (in thousands):

                                                                                 1997         1996          1995

                  Net earnings per consolidated statements of earnings         $2,268       $1,722         $1,891
                  Accelerated depreciation deducted for income
                    tax purposes over straight-line depreciation
                    deducted for financial reporting purposes                    (228)        (302)          (366)
                  Amortization of goodwill deducted for financial reporting
                    purposes, not deducted for income tax purposes                248          253            232
                  Differences in timing of revenue recognition
                    for financial reporting purposes and
                    income tax purposes                                           422          435            198
                  Differences in timing of expense deductions for
                    financial reporting purposes and income tax purposes         (197)          82            294

                  Taxable earnings                                              $2,513      $2,190         $2,249



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

                                    MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Intangibles and Long-Lived Assets

       The Fund adopted the Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1996. Statement 121 provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of . The adoption of Statement 121 did not have an impact on the consolidated financial statements.

       Reclassifications

       Certain prior year amounts have been reclassified to conform with current year presentation.

(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by Meridian Healthcare, Inc. (MHC), an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 6% of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 1997 and 1996, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $812,000 and $770,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

       The Fund is obligated to pay the Administrative General Partner administration fees equal to the greater of 1/2 of 1% of the Fund's annual revenue or $75,000. Certain of the operating partnerships also purchase drugs and medical supplies and other services from affiliates of the Development General Partner.

       The Development General Partner loaned the Fund $597,000 as required by the Cash Flow Deficit Guaranty Agreement to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum, were $1,035,000 and $984,000 at December 31, 1997 and 1996, respectively. The Fund is obligated to repay such loans when certain specified financial criteria are met.

                                    MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(3)    Related Party Transactions (continued)

       Transactions with the Fund's General Partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):

                                                                 1997              1996             1995

           Management and administration fees                   $3,184             $3,087           $2,920
           Drugs and medical supplies purchases                  2,230              2,305            1,648
           Nursing and rehabilitation services                   4,530              2,995            2,789
           Interest expense on borrowings                           93                 94               90


       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represent approximately 64%,67%, and 66% in 1997, 1996 and 1995, respectively, of total operating expenses.

(4)    Debt

       Effective July 29, 1996, the Fund renewed and increased its line of credit agreement to $4,000,000 which is designated for working capital needs and issuance of letters of credit. The agreement expired February 28, 1998 at which time any and all outstanding borrowings under the agreement became due. Borrowings are secured primarily by the accounts receivable of the Fund. Any outstanding cash borrowings under the facility bear interest based on a LIBOR rate plus 175 basis points (7.29% at December 31, 1997 and December 31,1996). The weighted average interest rate on borrowings during 1996 was 7.45%. Borrowings outstanding under the line at December 31, 1996 totaled $1,000,000. There were no borrowing outstanding at December 31, 1997. Letters of credit outstanding under this agreement at December 31, 1997 and 1996 totaled $0 and $200,000, respectively.

       On March 3, 1998, the Fund entered into a renewal commitment with a bank to refinance all of the existing indebtedness. Under the terms of the refinancing, the mortgages will mature on February 28, 2000 and will bear interest at LIBOR plus 1.55%. The refinancing will also extend the line of credit commitment until February 28, 2000. The accompanying consolidated financial statements reflect $23,328,000 of outstanding debt as long-term pursuant to the effect of this transaction

                                    MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(4)    Debt (continued)

       Long-term debt at December 31 consists of the following (in thousands):

                                                                                   1997          1996
                  Mortgage notes payable
                    Maryland facilities                                         $16,464        $16,798
                    Woodlands facility                                            5,924          6,044
                    Frederick facility                                            1,258          1,338
                    Hamilton facility                                               389            412
                                                                                 24,035         24,592
                  Less current portion                                             (707)          (621)
                                                                                $23,328        $23,971

       The Maryland facilities' mortgage notes payable bore interest at fixed rates of 7.56% and 7.74% for $8,835,000 and $3,785,000, respectively, of the outstanding debt on the Maryland facilities.

       The remaining debt of $3,844,000 bore interest at a variable rate based on a LIBOR rate plus 175 basis points (7.24% at December 31, 1997 and 1996). Principal and interest were payable monthly based on a 25-year mortgage schedule through February, 1998.

       On June 30, 1995, the Woodlands operating partnership refinanced the existing debt by executing a second amendment to the mortgage note, effective June 1, 1995, extending the note's maturity date to February, 1998 and increasing the face amount of the debt to $6,250,000. The note bore interest at a fixed rate of 8.05%. Principal was payable monthly based upon a 25-year mortgage schedule through maturity.

       The mortgage notes payable on the Frederick and Hamilton facilities bore interest at the bank's prime rate of interest plus 0.75% (9.25% at December 31, 1997 and 9.0% at December 31, 1996). Principal was payable monthly based on a 15-year mortgage schedule through February, 1998.

       The mortgage notes payable were secured by deeds of trust on the related property. Under the terms of these loan agreements, the operating partnerships were obligated to conform with specific financial criteria and are subject to certain other covenants. The most significant financial criterion required each operating partnership to maintain a cash flow to debt service ratio of 1.25 to 1.0, as defined by the loan agreements. The Randallstown facility failed to meet this ratio at December 31, 1996 and September 30, 1996. Consequently, the Randallstown facility was not in compliance with this covenant for its $6,523,000 mortgage note included within the Maryland facilities' mortgage notes. Covenants under the renewal commitment which the Fund has entered into are expected to be similar to the aforementioned.

                                    MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(4)    Debt (continued)

       Effective March 14, 1997 the lender agreed under a Limited Forbearance Agreement to refrain and forbear temporarily from exercising and enforcing any of its remedies for a period of time ending on and including May 15, 1997. The agreement provided that should Randallstown meet all its covenants for the quarter ended March 31,1997, the lender would waive the earlier events of default. The Randallstown facility did not meet the required ratio of cash flow to debt service at March 31, 1997 and certain partnerships and/or the Fund became either joint and several co-obligors or guarantors of the obligation, note and the loan.

       Long-term debt maturing in each of the three years subsequent to December 31, 1997 under the renewal commitment is $707,000 in 1998, $749,000 in 1999 and $22,579,000 in 2000.

       Cash  outflows  from  operating   activities  include  interest  paid  of
       $1,803,000,   $2,001,000   and   $2,252,000  in  1997,   1996  and  1995,
       respectively.

(5)    Distributions to Partners and Allocation of Net Income

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners.

       Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows and excess initial working capital reserves of $374,000 in 1995. No such distribution from excess working capital reserves were required in 1997 and 1996. Cash distributions per unit aggregated $2.12 in 1997, 1996 and 1995.

(6)    Employee Benefit Plans

       Certain employees of the Fund's nursing centers are eligible to participate in the Genesis Health Ventures, Inc. Retirement Plan. The Plan covers all employees having 1,000 hours or more service in a plan year. Employees' contributions to the plan may be matched by the Fund based on years of service. During the plan years ended December 31, 1997 and 1996, a company match of 50% of employee contributions up to 3% of the employee's annual gross salary was accrued. Additionally, the Plan provides for discretionary employer contributions based on profits.

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

       Charges to operations in connection with these plans aggregated $139,000 in 1997, $208,000 in 1996 and $230,000 in 1995.

                                    MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                                LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)

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

       The fair value of the Fund's fixed-rate, long-term debt is estimated based on the current rates offered to the Fund for debt of the same remaining maturities. At December 31, 1997, the carrying value of the fixed-rate debt of $18,543,000 approximates fair value.

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

       George V. Hager, Jr.
       Vice President and Treasurer

Brown Healthcare, Inc.
Administrative General Partner

       John M. Prugh
       President and Director

       Peter E. Bancroft
       Vice President and Director

       Terry F. Hall
       Secretary

       Timothy M. Gisriel
       Treasurer

                                                     Form 10-K
A copy of the Fund's Annual Report on Form 10-K for 1997 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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

                                                     Auditors

KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, PA 19103-7212

                                                   Legal Counsel

Piper & Marbury
1100 Charles Center South
36 South Charles Street
Baltimore, Maryland 21201

                                                Further Information

For further information or questions regarding your investment, please call Denise Shaduk, Investment Coordinator, at
(410) 727-4083.

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.