Form 10-K, Exhibit 13
period 1998-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 1999-03-31
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                               1998 Annual Report

                                 March 18, 1999

         The General Partners of the Meridian Healthcare Growth and Income Fund Limited Partnership are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         Fund revenues and profitability increased markedly in 1998 when compared to prior years due primarily to the favorable resolution of a longstanding Maryland Medicaid reimbursement issue. Profitability increased approximately $3,500,000 (or 150%) to $5,768,000 in 1998 as compared to $2,268,000 in 1997.

         Patient revenues for the Fund's seven operating partnerships increased by approximately $4,540,000 (or 9.2%) for the year ended December 31, 1998 as compared to the year ended December 31, 1997. This was primarily the result of a favorable outcome to a long standing Maryland Medicaid reimbursement issue. The resolution of this issue provided increased revenues of approximately $800,000 for current year patient services and approximately $2,100,000 for prior year patient services. A favorable Medicaid cost report settlement in the state of North Carolina added approximately $350,000 to revenue. A favorable Medicare settlement for the three prior years resulted in an increase in revenues of approximately $700,000.

         Census declines of approximately 6,500 days, primarily in private and Medicare days, were only partially offset by increases in insurance and assisted living days. The decline in census days resulted in a revenue reduction of approximately $1,300,000. Year to year price increases (exclusive of the Medicaid and Medicare items discussed above) of approximately 2.3% for Medicaid and 6.0% for Medicare increased revenue by approximately $1,600,000. Year to year price increases in the assisted living units increased revenue by $260,000.

           While operating expenses increased approximately $719,000 (or 1.8%) during 1998 versus 1997, as a percentage of revenue they declined from 80% in 1997 to 74% in 1998. Cost efficiencies due to a decline in census of 1.6% were offset by inflationary wages increases and increases in therapy, drug, and medical supply expenses. Management and general and administrative expenses increased approximately $519,000 principally due to increased management fees and inflationary changes to expenses.

         Interest expense decreased approximately $176,000 (or 8.7%) in 1998 as compared to 1997. This decrease is primarily due to the refinancing of the Fund's mortgages effective February 28,
1998.

FINANCING

         Effective February 28, 1998, the Fund entered into a renewal commitment with a bank to refinance all of the existing indebtedness. Under the terms of the refinancing, the mortgages mature on February 28, 2000 and bear interest at LIBOR plus 1.55%. The Fund has a $4,000,000 line of credit which is designated for working capital needs and is primarily secured by the accounts receivable of the Fund. At December 31, 1998, there were no outstanding borrowings under this line of credit.

PROPOSED SALE OF LIMITED AND GENERAL PARTNERSHIP INTERESTS

         On December 15, 1998 the Fund signed a letter of intent with Genesis Health Ventures, Inc. ("Genesis"), an affiliate of the Development General Partner, for the purchase by Genesis of all the limited and general partnership interests of the operating partnerships (the "Proposed Sale") for approximately $70 million. The Fund agreed to operate the facilities in the ordinary course of business and agreed not to make distributions to the partners through the closing date or upon termination of the Proposed Sale. On March 30, 1999, Genesis informed the Fund that it terminated the letter of intent.

CASH DISTRIBUTIONS

         The normal fourth quarter cash distribution of $826,410, scheduled to be paid to the partners in February 1999, was retained by the Fund pursuant to the letter of intent with Genesis. The Fund expects to make its deferred fourth quarter 1998 distribution and to resume its quarterly distribution policy now that the Proposed Sale has been terminated.

SUMMARY

         In light of the termination of the Proposed Sale, the General Partners will evaluate alternative disposition strategies for the Fund. We will keep you advised of developments in this area in our quarterly reports.


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

                          INDEPENDENT AUDITORS' REPORT


To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 1998 and 1997 and the related consolidated statements of earnings, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                                /s/   KPMG LLP

February 5, 1999
Philadelphia, Pennsylvania

         MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP
                              Financial Statements

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
               Consolidated Balance Sheets (Dollars in thousands)

                                                             December 31,
                                                           1998         1997
Assets
Current assets
    Cash and cash equivalents                           $  2,928      $  2,275
    Accounts receivable, net of allowance for doubtful
      accounts of $479 in 1998 and $513 in 1997            7,279         6,437
    Estimated third-party payor settlements                  882           343
    Prepaid expenses and other current assets                565           565

Total current assets                                      11,654         9,620

Property and equipment
    Land and improvements                                  1,858         1,848
    Buildings and improvements                            43,304        43,088
    Furniture and equipment                                4,617         4,308
                                                          49,779        49,244
    Accumulated depreciation                             (16,126)      (14,405)
                                                          33,653        34,839

Other assets
    Goodwill, net                                          4,998         5,239
    Loan acquisition costs, net                               --             9
                                                           4,998         5,248

Total assets                                            $ 50,305      $ 49,707

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                   $    720      $    707
    Accrued compensation and related costs                   941         1,054
    Accounts payable and other accrued expenses
      Trade                                                1,389         1,007
      Related party                                        1,795         1,179
    Estimated third-party payor settlements                2,093         4,234

Total current liabilities                                  6,938         8,181

Deferred management fee payable                              852           812
Loan payable to Development General Partner                1,086         1,035
Long-term debt                                            22,616        23,328
                                                          24,554        25,175

Partners' capital (deficit)
    General partners                                        (128)         (153)
    Assignee limited partners; 1,540,040 units issued and 18,941        16,504

Total partners' capital                                   18,813        16,351

Total liabilities and partners' capital                 $ 50,305      $ 49,707


See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                       Consolidated Statements of Earnings
                 (Dollars in thousands except per unit amounts)

                                                     Years Ended December 31,
                                                     1998      1997      1996

Revenues
    Medicaid and Medicare patients                 $42,641   $38,154   $36,589
    Private and other patients                      11,121    11,103    10,956
    Investment and other income                        346       311       340
                                                    54,108    49,568    47,885

Expenses
    Operating, including $7,400, $6,760 and $5,300
      to related parties                            40,182    39,463    38,386
    Management and administration fees
      to related parties                             3,522     3,184     3,087
    General and administrative                         810       635       677
    Depreciation and amortization                    1,972     1,988     1,870
    Interest expense                                 1,854     2,030     2,143
                                                    48,340    47,300    46,163

Net earnings                                       $ 5,768   $ 2,268   $ 1,722



Net earnings per unit of assignee limited partnership interest - basic (computed based on 1,540,040 units
    outstanding in 1998, 1997 and 1996)            $  3.71   $  1.46   $  1.12


See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Consolidated Statements of Partners' Capital (Deficit)
                             (Dollars in thousands)

                                             Assignee
                                  General    Limited
                                  Partners   Partners    Total


Balance at December 31, 1995     $   (127)  $ 19,100   $ 18,973

Net earnings                           17      1,705      1,722

Distributions to partners             (33)    (3,273)    (3,306)

Balance at December  31, 1996        (143)    17,532     17,389

Net earnings                           23      2,245      2,268

Distributions to partners             (33)    (3,273)    (3,306)

Balance at December  31, 1997        (153)    16,504     16,351

Net earnings                           58      5,710      5,768

Distributions to partners             (33)    (3,273)    (3,306)

Balance at December  31, 1998    $   (128)  $ 18,941   $ 18,813


See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERHSIP

                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                   Years Ended December 31,

                                                                    1998      1997      1996

Cash flows from operating activities
    Net earnings                                                  $ 5,768   $ 2,268   $ 1,722
    Adjustments to reconcile net earnings to net cash
       provided by operating activities
          Depreciation of property and equipment                    1,721     1,671     1,553
          Amortization of intangibles                                 250       317       317
          Minority interest in net earnings of operating
            partnerships                                               24        26        20
          Increase in loan payable to Development General Partner      51        51        52
          Increase in deferred management fee payable                  40        42        42
          Change in other assets and liabilities
                Accounts receivable                                  (842)       (8)     (262)
                Estimated third-party payor settlements, net       (2,680)    1,038     2,578
                Prepaid expenses and other current assets              --       (51)       57
                Accrued compensation and related costs               (113)   (1,361)    1,316
                Accounts payable and other
                  accrued expenses                                  1,048        27      (732)

Net cash provided by operating activities                           5,267     4,020     6,663

Cash flows from investing activities
    Additions to property and equipment                              (535)     (830)     (608)
    Additions to other assets                                          --        --       (13)

Net cash used in investing activities                                (535)     (830)     (621)

Cash flows from financing activities
    Line of credit borrowings, net                                     --    (1,000)      281
    Repayment of long-term debt                                      (699)     (557)     (557)
    Distributions to partners                                      (3,306)   (3,306)   (3,306)
    Distributions to minority interests                               (74)      (14)      (37)

Net cash used in financing activities                              (4,079)   (4,877)   (3,619)

Net increase (decrease) in cash and cash equivalents                  653    (1,687)    2,423
Cash and cash equivalents, beginning of year                        2,275     3,962     1,539

Cash and cash equivalents, end of year                            $ 2,928   $ 2,275   $ 3,962


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

       The Fund, through its operating partnerships, derives substantially all of its revenue from extended healthcare provided to nursing center residents including room and board, nursing care, and drugs and other medical services. Total patient days available and occupancy (unaudited) at the facilities in each of the three years were as follows:

                                                    Available
                                  Year                Days                   Occupancy

                                1998               429,000                    91.7%
                                1997               429,000                    93.2%
                                1996               431,000                    94.3%


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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                             LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Revenue

       The Fund derives a substantial portion of its revenue under Medicaid and Medicare cost reimbursement programs which are subject to audit and adjustment, in some cases, by the respective third-party payors. The Fund provides an allowance for potential audit adjustments to the interim reimbursement amounts received under these cost reimbursement programs. Revisions to this allowance, if any, are recorded as an adjustment to revenues in the year such amounts are determined. Such revisions to prior year cost reimbursement settlements resulted in a credit to 1998 earnings aggregating $3,094,000 in 1998. Of this total $2,056,000 resulted from the favorable resolution to a prior year Maryland Medicaid issue. This settlement also resulted in increased revenues of $817,000 for services rendered in 1998. Revision to prior year cost reimbursement settlements resulted in a credit to earnings of $342,000 in 1997 and $594,000 in 1996.

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

       Loan Acquisition Costs

       Loan acquisition costs, which represent costs incurred in connection with securing financing for the nursing centers, are capitalized and amortized using the interest method over the period that the related debt is scheduled to be outstanding. Accumulated amortization of loan acquisition costs aggregated $576,000 and $567,000 at December 31, 1998 and 1997, respectively. At December 31, 1998 all loan acquisition costs have been fully amortized.

       Goodwill

       Goodwill arising from the Fund's purchase of its limited partnership interests in the operating partnerships is amortized on a straight-line basis over thirty years. Accumulated amortization of goodwill aggregated $2,667,000 and $2,426,000 at December 31, 1998 and 1997, respectively.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Goodwill (continued)

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

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31 are summarized as follows (in thousands):

                                                                                 1998         1997          1996

                  Net earnings per consolidated statements of earnings         $5,768       $2,268         $1,722
                  Accelerated depreciation deducted for income
                    tax purposes over straight-line depreciation
                    deducted for financial reporting purposes                    (195)        (228)          (302)
                  Amortization of goodwill deducted for financial reporting
                    purposes, not deducted for income tax purposes                241          248            253
                  Differences in timing of revenue recognition
                    for financial reporting purposes and
                    income tax purposes, primarily related to cost
                    reimbursement settlements                                  (2,275)         422            435
                  Differences in timing of expense deductions for
                    financial reporting purposes and income tax purposes          (70)        (197)            82

                  Taxable earnings                                             $3,469       $2,513         $2,190


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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       New Accounting Pronouncement

       In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("Statement 130"). Statement 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of this accounting standard in fiscal 1998 had no impact on the Fund.

(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC, an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 6% of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 1998 and 1997, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $852,000 and $812,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

       The Fund is obligated to pay the Administrative General Partner administration fees equal to the greater of 1/2 of 1% of the Fund's annual revenue or $75,000. Certain of the operating partnerships also purchase drugs and medical supplies and other services from affiliates of the Development General Partner.

       The Development General Partner loaned the Fund $597,000 as required by the Cash Flow Deficit Guaranty Agreement to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum, were $1,086,000 and $1,035,000 at December 31, 1998 and 1997, respectively. The Fund is obligated to repay such loans when certain specified financial criteria are met.

       Transactions with the Fund's General Partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):

                                                                 1998              1997             1996

           Management and administration fees                   $3,522             $3,184           $3,087
           Drugs and medical supplies purchases                  2,447              2,230            2,305
           Nursing and rehabilitation services                   4,953              4,530            2,995
           Interest expense on borrowings                           91                 93               94


                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(3)    Related Party Transactions (continued)

       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represented approximately 65%, 64%, and 67% in 1998, 1997 and 1996, respectively, of total operating expenses.

(4)    Debt

       Effective February 28, 1998, the Fund renewed its line of credit agreement which is designated for working capital needs and issuance of letters of credit. The agreement expires February 28, 2000 at which time any and all outstanding borrowings under the agreement become due. Borrowings are secured primarily by the accounts receivable of the Fund. Any outstanding cash borrowings under the facility bear interest based on a LIBOR rate plus 155 basis points. Prior to the refinancing interest was based on LIBOR rate (6.49% at December 31, 1998 and 7.29% at December 31,1997) plus 175 basis points. There were no borrowings or letters of credit outstanding at December 31, 1998 and 1997.

       Effective February 28, 1998, the Fund refinanced all of the existing mortgages. Under the terms of the refinancing, the mortgages mature on February 28, 2000 and bear interest at LIBOR plus 1.55%. Prior to the refinancing, approximately $18,500,000 of fixed rate mortgages were outstanding at a weighted average rate of 7.8%, and approximately $5,500,000 of a variable rate mortgage was outstanding at 7.84%.

       Long-term debt at December 31 consisted of the following (in thousands):

                                                                   1998          1997
                  Mortgage notes payable
                    Maryland facilities                          $16,049        $16,464
                    Woodlands facility                             5,773          5,924
                    Frederick facility                             1,153          1,258
                    Hamilton facility                                361            389
                                                                  23,336         24,035
                  Less current portion                              (720)          (707)
                                                                 $22,616        $23,328



       The mortgage notes payable are secured by deeds of trust on the related property. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants.

       Long-term debt maturing in each of the two years subsequent to December 31, 1998 under the renewal commitment is $720,000 in 1999 and $22,616,000 in 2000.

       Cash  outflows  from  operating  activities  included  interest  paid  of
       $1,738,309,   $1,803,000   and   $2,001,000  in  1998,   1997  and  1996,
       respectively.

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

       Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows in 1998, 1997 and 1996. Cash distributions per unit aggregated $2.12 in 1998, 1997 and 1996.

(6)    Employee Benefit Plans

       Certain employees of the Fund's nursing centers are eligible to participate in the Genesis Health Ventures, Inc. Retirement Plan. The Plan covers all employees having 1,000 hours or more service in a plan year. Employees' contributions to the plan may be matched by the Fund based on years of service. During the plan years ended December 31, 1998 and 1997, a company match of 50% of employee contributions up to 3% of the employee's annual gross salary was accrued. Additionally, the Plan provides for discretionary employer contributions based on profits.

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

       Charges to operations in connection with these plans aggregated $185,000 in 1998, $139,000 in 1997 and $208,000 in 1996.

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

       George V. Hager, Jr.
       Vice President and Treasurer

Brown Healthcare, Inc.
Administrative General Partner

       John M. Prugh
       President and Director

       Peter E. Bancroft
       Vice President and Director

       Terry F. Hall
       Secretary

       Timothy M. Gisriel
       Treasurer

                                    Form 10-K
A copy of the Fund's Annual Report on Form 10-K for 1998 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

       Investor Relations
       Brown Healthcare, Inc.
       225 East Redwood Street
       Baltimore, Maryland 21202

                                    Auditors

KPMG LLP
1600 Market Street
Philadelphia, PA 19103-7212

                                  Legal Counsel

Piper & Marbury
1100 Charles Center South
36 South Charles Street
Baltimore, Maryland 21201

                               Further Information

For further information or questions regarding your investment, please call Denise Shaduk, Investment Coordinator, at (410) 547-3002.

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.