Form 10-K, Exhibit 13
period 1999-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 2000-03-30
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARNERSHIP

                               1999 Annual Report

                                 April 10, 2000

Dear Investor:

         The General Partners of the Meridian Healthcare Growth and Income Fund Limited Partnership are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         Fund revenues and profitability decreased in 1999 when compared to 1998 because during 1998 the Fund recognized extraordinary revenue relating to the favorable resolution of a long-standing Maryland Medicaid reimbursement issue. The settlement of this issue resulted in the recognition of approximately $2,100,000 in revenue during fiscal year 1998 that related to cost report years 1994 through 1997. Compared to 1997, profitability of the Fund's seven nursing centers during 1999 improved by $597,000.

         Overall 1999 revenues of $51,278,000 decreased $2,830,000 or 5.2% from the same period in 1998. This decrease is primarily due to additional Medicaid revenue, which was recognized in fiscal year 1998 related to adjustments to third party receivable balances. Partially offsetting the decrease in the Medicaid revenue was growth in Medicare revenue of approximately $870,000 relating to higher Medicare census. In fiscal year 1999 Medicare census made up 11.5% of the overall census as compared to 9% in fiscal year 1998.

         Revenue from private and other patients decreased $1,156,000 to $9,965,000 in 1999 as compared to $11,121,000 in 1998. This decrease resulted from decreasing private and veterans administration census and lower insurance and assisted living rates.

         Operating expenses increased $214,000 or less than one percent in fiscal year 1999 as compared to 1998. Salaries and benefits increased $960,000, or approximately 3.6%, in fiscal year 1999 as compared to the prior year primarily driven by annual cost of living increases. Additionally, overall inflationary increases and a year-end adjustment to the bad debt reserve added additional expense of approximately $1,334,000 or 3.3%. Offsetting these increases was a decrease in the costs of ancillary services, which declined $2,080,000 for the twelve months ended December 31, 1999 as compared to the same period in the prior year. This decrease is primarily due to a decrease in the cost of Physical, Speech, Occupational and Respiratory therapies. In response to Medicare's conversion to the Prospective Payment System, the contracts with the therapy providers were re-negotiated to reduce cost.

         Management and administrative fees decreased $154,000 or approximately 4.3% in 1999 as compared to 1998. This decrease is due to the management fees, which are calculated based on net revenues, and are reflective of the revenue decrease in fiscal year 1999 as compared to 1998. General and administrative costs increased $92,000 in fiscal year 1999 as compared to 1998.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARNERSHIP


OPERATIONS (continued)

         Interest expense decreased $125,000 in 1999 as compared to 1998. This decrease is the result of refinancing the mortgage at lower interest rates and the effect of principal amortization. The refinancing was effective on February 28, 1998.

FINANCING

         On March 3, 1998, the Fund entered into a renewal commitment with our existing bank to refinance all of the existing indebtedness. Under the terms of the refinancing, the mortgages were scheduled to mature on February 28, 2000. On February 28, 2000 the Fund executed a three-month extension with the bank and the existing indebtedness is now scheduled to mature on May 31, 2000. Under the terms of the extension, the mortgages continue to bear interest at LIBOR plus 1.55%. The Fund's managers have secured a new long-term commitment from a different bank to refinance the existing indebtedness as well as the Fund's $4,000,000 line of credit (which is designated for working capital needs and is secured primarily by the accounts receivable of the Fund). The Fund's managers believe the refinancing will close prior to the May 31, 2000 maturity date.

CASH DISTRIBUTIONS

         On February 15, 2000 the Fund made its fourth quarter 1999 distribution to partners of $826,410. This distribution was funded by fourth quarter 1999 operations and reserves of approximately $168,000. During 1999 operations funded 90% of the distributions to partners while the balance was funded by reserves. Review of the 2000 budget suggests operations from the seven nursing centers will be sufficient to fund a similar distribution in 2000.

SUMMARY

         The major challenge to the Fund in the foreseeable future is to control operating expenses in light of Medicare's conversion to the Prospective Payment System, to maintain a quality mix of patients and to increase the overall census at each of the facilities. Recently, Genesis Health Ventures, Inc (the parent company of our Development General Partner) announced its intention to restructure the company's capital, following its inability to make certain scheduled debt service payments. This action is not expected to affect the operation or management of the Fund's seven nursing facilities. We are continuing to evaluate disposition alternatives and will keep you advised of any developments.

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

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership (the Fund) as of December 31, 1999 and 1998 and the related consolidated statements of earnings, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

February 18, 2000
Philadelphia, Pennsylvania

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
               Consolidated Balance Sheets (Dollars in thousands)


                                                                                     December 31,
                                                                        --------------------------------------
                                                                              1999                  1998
                                                                        ---------------       ----------------
Assets
Current assets
    Cash and cash equivalents                                           $        2,511        $         2,928
    Accounts receivable, net of allowance for doubtful
      accounts of $1,048 in 1999 and $479 in 1998                                7,224                  7,279
    Estimated third-party payor settlements                                        342                    882
    Prepaid expenses and other current assets                                      478                    565
                                                                        ---------------       ----------------
Total current assets                                                            10,555                 11,654
                                                                        ---------------       ----------------

Property and equipment
    Land and improvements                                                        1,902                  1,858
    Buildings and improvements                                                  44,204                 43,304
    Furniture and equipment                                                      5,131                  4,617
                                                                        ---------------       ----------------
                                                                                51,237                 49,779
    Accumulated depreciation                                                   (17,891)               (16,126)
                                                                        ---------------       ----------------
                                                                                33,346                 33,653
                                                                        ---------------       ----------------
Goodwill, net                                                                    4,745                  4,998
                                                                        ---------------       ----------------
Total assets                                                            $       48,646        $        50,305
                                                                        ===============       ================

Liabilities and Partners' Capital (Deficit)
Current liabilities
    Current portion of long-term debt                                   $       22,605        $           720
    Accrued compensation and related costs                                         778                    941
    Accounts payable and other accrued expenses
      Trade                                                                      1,002                  1,389
      Related party                                                              1,924                  1,795
    Estimated third-party payor settlements                                      1,934                  2,093
                                                                        ---------------       ----------------
Total current liabilities                                                       28,243                  6,938
                                                                        ---------------       ----------------

Deferred management fee payable                                                    894                    852
Loan payable to Development General Partner                                      1,137                  1,086
Long-term debt                                                                      --                 22,616
                                                                        ---------------       ----------------
                                                                                 2,031                 24,554
                                                                        ---------------       ----------------

Partners' capital (deficit)
    General partners                                                              (132)                  (128)
    Assignee limited partners; 1,540,040 units issued and outstanding           18,504                 18,941
                                                                        ---------------       ----------------
Total partners' capital                                                         18,372                 18,813
                                                                        ---------------       ----------------

Total liabilities and partners' capital                                 $       48,646        $        50,305
                                                                        ===============       ================




See the accompanying notes to consolidated financial statements.

                               MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                                          LIMITED PARTNERSHIP

                                  Consolidated Statements of Earnings
                             (Dollars in thousands except per unit amounts)


                                                                    Years Ended December 31,
                                                        -------------------------------------------------
                                                              1999             1998             1997
                                                        ---------------   --------------   --------------


Revenues

    Medicaid and Medicare patients                      $       41,031    $      42,641    $      38,154
    Private and other patients                                   9,965           11,121           11,103
    Investment and other income                                    282              346              311
                                                        ---------------   --------------   --------------
                                                                51,278           54,108           49,568
                                                        ---------------   --------------   --------------


Expenses

    Operating, including $6,441, $7,400 and $6,760
      to related parties                                        40,396           40,182           39,463
    Management and administration fees
      to related parties                                         3,368            3,522            3,184
    General and administrative                                     902              810              635
    Depreciation and amortization                                2,018            1,972            1,988
    Interest expense                                             1,729            1,854            2,030
                                                        ---------------   --------------   --------------
                                                                48,413           48,340           47,300
                                                        ---------------   --------------   --------------

Net earnings                                            $        2,865    $       5,768    $       2,268
                                                        ===============   ==============   ==============



Net earnings per unit of assignee
   limited partnership interest - basic
   (computed based on 1,540,040 units
    outstanding in 1999, 1998 and 1997)                 $         1.84    $        3.71    $        1.46
                                                        ===============   ==============   ==============







See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Consolidated Statements of Partners' Capital (Deficit)
                             (Dollars in thousands)


                                                                        Assignee

                                                 General          Limited
                                                Partners         Partners           Total
                                             --------------   ---------------   ---------------



Balance at December 31, 1996                 $        (143)   $       17,532    $       17,389

Net earnings                                            23             2,245             2,268

Distributions to partners                              (33)           (3,273)           (3,306)
                                             --------------   ---------------   ---------------

Balance at December  31, 1997                         (153)           16,504            16,351

Net earnings                                            58             5,710             5,768

Distributions to partners                              (33)           (3,273)           (3,306)
                                             --------------   ---------------   ---------------

Balance at December  31, 1998                         (128)           18,941            18,813

Net earnings                                            29             2,836             2,865
                                                                                  .
Distributions to partners                              (33)           (3,273)           (3,306)
                                             --------------   ---------------   ---------------

Balance at December  31, 1999                $        (132)   $       18,504    $       18,372
                                             ==============   ===============   ===============



See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERHSIP

                      Consolidated Statements of Cash Flows

                             (Dollars in thousands)


                                                                         Years Ended December 31,
                                                             -----------------------------------------------

                                                                  1999            1998             1997
                                                             -------------   --------------  ---------------

Cash flows from operating activities
    Net earnings                                             $      2,865    $       5,768   $        2,268
    Adjustments to reconcile net earnings to net cash
       provided by operating activities
          Depreciation of property and equipment                    1,765            1,721            1,671
          Amortization of intangibles                                 253              250              317
          Minority interest in net earnings of operating
            partnerships                                               34               24               26
          Increase in loan payable to Development General Partner      51               51               51
          Increase in deferred management fee payable                  42               40               42
          Change in other assets and liabilities
                Accounts receivable                                    55             (842)              (8)
                Estimated third-party payor settlements, net          381           (2,680)           1,038
                Prepaid expenses and other current assets              87               --              (51)
                Accrued compensation and related costs               (163)            (113)          (1,361)
                Accounts payable and other accrued expenses          (177)           1,048               27
                                                             -------------   --------------  ---------------

Net cash provided by operating activities                           5,193            5,267            4,020
                                                             -------------   --------------  ---------------

Cash flows from investing activities -
    additions to property and equipment                            (1,458)            (535)            (830)
                                                             -------------   --------------  ---------------

Cash flows from financing activities
    Line of credit borrowings, net                                     --               --           (1,000)
    Repayment of long-term debt                                      (731)            (699)            (557)
    Distributions to partners                                      (3,306)          (3,306)          (3,306)
    Distributions to minority interests                              (115)             (74)             (14)
                                                             -------------   --------------  ---------------

Net cash used in financing activities                              (4,152)          (4,079)          (4,877)
                                                             -------------   --------------  ---------------

Net increase (decrease) in cash and cash equivalents                 (417)             653           (1,687)
Cash and cash equivalents, beginning of year                        2,928            2,275            3,962
                                                             -------------   --------------  ---------------

Cash and cash equivalents, end of year                       $      2,511    $       2,928   $        2,275
                                                             =============   ==============  ===============

See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                   Notes to Consolidated Financial Statements

                        December 31, 1999, 1998 and 1997


(1)    Organization and Operations

       Meridian  Healthcare Growth and Income Fund Limited  Partnership (the
       Fund) was organized under the laws of the State of Delaware and will continue to operate through December 31, 2037, unless terminated sooner under the provisions of the Partnership Agreement. The Fund's Administrative General Partner is Brown Healthcare,Inc. and the Fund's Development General Partner is Meridian Healthcare Investments, Inc. Brown Healthcare Holding Co., Inc. is the Fund's Assignor Limited Partner. Meridian Healthcare Investments, Inc. is a subsidiary of Genesis Health Ventures, Inc.

       The Fund owns 98.99% limited partnership interests in each of the seven operating partnerships. Each partnership owns and operates a nursing center located in Maryland, New Jersey, or North Carolina. As described further in Note 3, Meridian Healthcare, Inc. (MHC) and other affiliates of the Development General Partner manage the nursing centers and provide personnel to the operating partnerships along with certain other goods and services.

       The Fund, through its operating partnerships, derives substantially all of its revenue from extended healthcare provided to nursing center residents including room and board, nursing care, and drugs and other medical services. Total patient days available and occupancy (unaudited) at the facilities in each of the three years were as follows:

                                    Available
                     Year              Days            Occupancy

                     1999            429,000            87.90%
                     1998            429,000            91.70%
                     1997            429,000            93.20%


(2)    Summary of Significant Accounting Policies

       Principles of Consolidation

       The consolidated financial statements include the accounts of the Fund and each of its 98.99% owned consolidated partnerships based on the ability of the Fund to control the major operating and financial policies of each of the operating partnerships under the terms of the partnership agreements. All significant transactions and balances between the Fund and its consolidated partnerships have been eliminated in consolidation.

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

       Revenue

       Revenue is recognized by the Fund in the period the related services are rendered. The Fund derives a substantial portion of its revenue under Medicaid and Medicare reimbursement programs. Under certain retrospective Medicaid systems revenues are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants. The Fund separately estimates revenues due from each third party with which it has a contractual arrangement and records anticipated settlements with these parties in the contractual period during which services were rendered. The amounts actually reimbursable under the cost based reimbursement programs are determined by filing cost reports which are then subject to audit and retroactive adjustment by the payor. The Fund provides an allowance for potential audit adjustments to the interim reimbursement amounts received under these cost reimbursement programs. Revisions to this allowance, if any, are recorded as an adjustment to revenues in the year such amounts are determined. Factors that management considers when establishing or adjusting an allowance for potential audit adjustments include, but are not limited to, changes in estimates resulting from improved cost information and preliminary results of third party audits and reviews. Adjustments and final settlements with third party payors are reflected in operations at the time of the adjustment or settlement as an increase or decrease to the balance of estimated third party payor settlements and revenue. At December 31, 1999, in the aggregate, the Fund's operating partnerships have recorded assets of $478,000 for cost report receivables and $1,934,000 for cost report liabilities relating to Medicare and Medicaid cost reports that have accumulated for the for the years 1997, 1998 and 1999.

       Revisions to prior year cost reimbursement settlements resulted in an increase to revenues of $389,913, $3,094,000 and $342,000 for fiscal years ended in 1999, 1998 and 1997 respectively. The revenue adjustments for 1999 and 1997 are primarily due to the revision of the estimated settlements based upon final and interim audit settlements of the open cost report years. The majority of the 1998 adjustments resulted from the favorable resolution of a Maryland Medicaid issue which related to cost reports for years 1994 through 1997. Maryland Medicaid had proposed an audit adjustment reducing the amount of cost allowed for reimbursement of the fees paid to the Fund's manager as the state auditor took the position that the manager was a related party. Upon appeal by the Fund, the State of Maryland determined that the Fund's manager was not a related party and that fees paid to

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(2)    Summary of Significant Accounting Policies (continued)

       Revenue (continued)

       the manager were reimbursable under the state Medicaid program subject to the applicable cost center ceilings.

       Pursuant to the Balanced Budget Act of 1997, effective January 1, 1999 the Fund's operating partnerships were converted to the Medicare Prospective Payment System ("PPS"). Under PPS skilled nursing facilities are reimbursed at a prospective per diem rate for all covered Part A skilled nursing facility services as well as many services for which payment may be made under Part B when a beneficiary who is a resident of a skilled nursing facility receives covered skilled nursing facility care. While the Fund has prepared certain estimates of the impact of PPS, it is not possible to fully quantify the effect of the legislation, the interpretation or administration of such legislation or any other governmental initiatives on the Fund's business. Accordingly, there can be no assurance that the impact of PPS will not be greater than estimated or that these legislative changes or any future healthcare legislation will not adversely affect the business of the Fund. There can be no assurance that payments under government and private third party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. The Fund's financial condition and results of operations may be affected by the revenue reimbursement process, which in the Fund's industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

       Property and Depreciation

       Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments are capitalized and ordinary repairs and maintenance are charged against operations in the period incurred. Asset costs and related accumulated depreciation are removed from the accounts upon disposition of an asset and the resulting gain or loss is included in the determination of earnings. Property and equipment are reviewed for impairment whenever events or circumstances provide evidence that suggests that their carrying amount may not be recoverable. The Fund assesses the recoverability of property and equipment by determining whether the carrying value can be recovered through projected undiscounted cash flows.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Goodwill

       Goodwill arising from the Fund's purchase of its limited partnership interests in the operating partnerships is amortized on a straight-line basis over thirty years. Accumulated amortization of goodwill aggregated $2,919,000 and $2,667,000 at December 31, 1999 and 1998, respectively.

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

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31, are summarized as follows (in thousands):

                                                                       1999        1998          1997
                                                                   ----------  -----------   -----------

      Net earnings per consolidated statements of earnings         $   2,865   $    5,768    $    2,268
      Accelerated depreciation deducted for income
        tax purposes over straight-line depreciation
        deducted for financial reporting purposes                       (164)        (195)         (228)
      Amortization of goodwill deducted for financial reporting
        purposes, not deducted for income tax purposes                   251          241           248
      Differences in timing of revenue recognition
        for financial reporting purposes and
        income tax purposes, primarily related to cost
        reimbursement settlements                                        (38)      (2,275)          422
      Differences in timing of expense deductions for
        financial reporting purposes and income tax purposes             516          (70)         (197)
                                                                   ----------  -----------   -----------

      Taxable earnings                                             $   3,430   $    3,469    $    2,513
                                                                   ==========  ===========   ===========


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

       Segment Disclosures

       In June 1997 the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes new standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement has no impact on the Fund's results of operations, financial condition, or liquidity. The operations of the Fund are managed and its performance is evaluated based on the consolidated results or operations and financial position of the Fund.

(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC, an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 6% of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 1999 and 1998, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $894,000 and $852,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

       The Fund is obligated to pay the Administrative General Partner administration fees equal to the greater of 1/2 of 1% of the Fund's annual revenue or $75,000. Certain of the operating partnerships also purchase drugs and medical supplies and other services from affiliates of the Development General Partner. Such purchases are in turn billed to patients or third party payors at prices which on average approximate the nursing center's cost.

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

        Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum,
        were   $1,137,000   and  $1,086,000  at  December  31,  1999  and  1998,
        respectively. The Fund is obligated to repay these loans when certain specified financial criteria are met, the most significant of which is the payment of a preferred return to the assignee limited partners as defined in the Fund's partnership agreement.

        Transactions with the Fund's General Partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):

                                                       1999         1998        1997
                                                     --------     -------     --------

            Management and administration fees      $   3,368    $  3,522    $   3,184
            Drugs and medical supplies purchases        3,012       2,447        2,230
            Nursing and rehabilitation services         3,429       4,953        4,530
            Interest expense on borrowings                 93          91           93


       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represented approximately 67%, 65%, and 64% in 1999, 1998 and 1997, respectively, of total operating expenses.

(4)    Debt

       Effective February 28, 1998 the Fund renewed its $4,000,000 line of credit agreement which is designated for working capital needs and issuance of letters of credit. This agreement expired on February 28, 2000. Effective February 28, 2000, the Fund extended its line of credit through May 31, 2000 at which time any and all outstanding borrowings under the agreement become due. Borrowings are secured primarily by the accounts receivable of the Fund. Any outstanding cash borrowings under the facility bear interest based on a LIBOR rate plus 155 basis points. There were no borrowings or letters of credit outstanding at December 31, 1999 and 1998.

       Effective February 28, 1998, the Fund refinanced all existing mortgages . Under the terms of the refinancing, the mortgages matured on February 28,

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)

(4)    Debt (continued)

       2000. Effective February 28, 2000 the Fund extended all existing mortgages through May 31, 2000. The mortgages bear interest at LIBOR plus 1.55%. The Fund's managers have secured a new long-term commitment from a bank to refinance the existing indebtedness as well as the Fund's $4,000,000 line of credit (which is designated for working capital needs and is secured primarily by the accounts receivable of the Fund). The Fund's managers believe the refinancing will close prior to the May 31, 2000 maturity date.

       Debt at December 31 consisted of the following (in thousands):

                                              1999             1998
                                         -------------   --------------
           Mortgage notes payable

             Maryland facilities         $     15,640    $      16,049
             Woodlands facility                 5,586            5,773
             Frederick facility                 1,047            1,153
             Hamilton facility                    332              361
                                         -------------   --------------
                                               22,605           23,336
           Less current portion               (22,605)            (720)
                                         -------------   --------------
                                         $          0    $      22,616
                                         =============   ==============


       The mortgage notes payable are secured by deeds of trust on the related property. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants.

       Cash  outflows  from  operating  activities  included  interest  paid  of
       $1,602,000,   $1,738,000   and   $1,803,000  in  1999,   1998  and  1997,
       respectively.

(5)    Distributions to Partners and Allocation of Net Earnings

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners. Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows in 1999, 1998 and 1997. Cash distributions per unit aggregated $2.12 in 1999, 1998 and 1997.

(6)    Employee Benefit Plans

       Certain employees of the Fund's nursing centers are eligible to participate in the Genesis Health Ventures, Inc. Retirement Plan. The Plan covers all employees having 1,000 hours or more service in a plan year. Employees' contributions to the plan may be matched by the Fund based on years of service. During the plan years ended December 31, 1999 and 1998,

                 MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(6)    Employee Benefit Plans (continued)

       a company match of 50% of employee contributions up to 3% of the employee's annual gross salary was accrued. Additionally, the Plan provides for discretionary employer contributions based on profits.

       Certain other employees of the Fund's nursing centers are eligible to participate in Meridian Healthcare, Inc. Union Retirement Savings Plan which qualified under Section 401(K) of the Internal Revenue Service Code. Employees of the company covered by a collective bargaining agreement are eligible for participation in the Plan on the first day of the quarter following the date 1,000 or more hours of service are completed and after attaining the age of 21. In accordance with the terms of the plan, employees may elect to contribute a percentage of their respective annual compensation to the plan, subject to certain limitations. The Fund is obligated to match 50% of each employee's contribution up to 3% of their respective annual compensation.

       Charges to operations in connection with these plans aggregated $209,000 in 1999, $185,000 in 1998 and $139,000 in 1997.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                             Partnership Information

Directors and Executive Officers

Meridian Healthcare Investments, Inc.
Development General Partner:

         Michael R. Walker
         President and Director

         Richard R. Howard
         Director

         George V. Hager, Jr.
         Vice President and Treasurer

Brown Healthcare, Inc.
Administrative General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer

                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 1999 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Brown Healthcare, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202

                                  Legal Counsel

         Piper Marbury Rudnick & Wolfe LLP
         6225 Smith Avenue
         Baltimore, Maryland 21209

                               Further Information

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.

For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator, at 410-547-3033