Form 10-K, Exhibit 13
period 2000-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 2001-03-27
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


                               2000 Annual Report

                                 April 10, 2001


Dear Investor:

         The general partners of Meridian Healthcare Growth and Income Fund Limited Partnership are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         Operating income from the nursing centers showed a modest increase in 2000 when compared to 1999, however higher interest costs and greater non-cash expenses resulted in decreased earnings in 2000 when compared to 1999. Fund profitability decreased in 1999 when compared to 1998 due to the recognition in 1998 of revenue relating to the favorable resolution of a long-standing Maryland Medicaid reimbursement issue. The settlement of this issue resulted in the recognition of approximately $2,100,000 in revenue during fiscal year 1998.

         Overall, 2000 revenues of $55,764,000 increased $4,486,000 or 8.7% when compared to revenues received during 1999. This increase is primarily the result of Medicaid rate increases and an increase in the number of Medicare days. Medicaid revenue increased $1,978,000 primarily due to overall rate increases of approximately 11.1% driven primarily by the four Maryland centers. Medicare revenue increased $1,505,000 relating to growth in the Medicare census. In fiscal year 2000 Medicare census made up 12.8% of the overall census as compared to 11.5% in fiscal year 1999.

         Revenues  from  private  and  other  patients   increased  $995,000  to
$10,960,000 as compared to $9,965,000 in 1999. This increase is a result of higher insurance census and rates and higher private rates.

         Operating expenses increased $4,109,000 or 10.2% from the same period in the prior year. This increase is primarily due to the increased cost of nursing services and ancillary costs. Nursing costs increased $1,937,000 primarily due to increased salaries and a higher utilization of temporary nurse staffing. The increase in nursing salary and wages and utilization of temporary nurse staffing is a result of an overall shortage of nurses within the healthcare industry. Ancillary expenses increased $1,395,000 or 24.9% during 2000 when compared to 1999 due to the increased acuity level of patients admitted to the centers. The remaining increase in operating costs is due to higher health insurance costs, and general inflationary cost increases.

         Management and administrative fees increased $261,000 or approximately 7.7% in 2000 as compared to 1999. This increase is due to fees paid to the Fund's manager, which are calculated as a percentage of net revenues, and are reflective of the revenues increase in fiscal year 2000 as compared to 1999.

         Depreciation and amortization expense increased $203,000 in fiscal year 2000 as compared to fiscal year 1999. This increase is due primarily to fees paid in connection with the extension and subsequent refinancing of the Fund's mortgage loan.

         Interest expense increased $478,000 in 2000 as compared to 1999. This increase is the result of higher variable interest rates during the year coupled with a larger debt balance following the refinancing in June.

FINANCING

         The Fund closed its mortgage loan refinancing with a new bank for loans totaling $24,000,000 on June 12, 2000. The renewal terms provide for a term of five years at an interest rate of 9.75%. Monthly payments are based on a 25-year amortization schedule with a balloon payment due at the end of the 5-year term. Following the repayment of the original loan and transaction costs, the new loan resulted in refinancing proceeds of approximately $1,225,000 which were designated to fund certain improvements to the nursing facilities. The Fund also replaced its $4,000,000 line of credit facility with the same lender under terms similar to the mortgage loan terms described above.

CASH DISTRIBUTIONS

         On February 15, 2001 the Fund made its fourth quarter 2000 distribution to partners of $826,410. This distribution was funded by fourth quarter 2000 operations and reserves of approximately $403,000. During 2000 operations funded approximately 80% of the distributions to partners while the balance was funded by reserves provided by the refinancing of the Fund's long-term debt. Review of the 2001 budget suggests operations from the seven nursing centers will be sufficient to fund a similar distribution in 2001.

SUMMARY

         The major challenge to the Fund in the foreseeable future is to control operating expenses in light of Medicare's conversion to the Prospective Payment System, to maintain a quality mix of patients and to increase the overall census at each of the facilities

Very truly yours,

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

                          INDEPENDENT AUDITORS' REPORT



To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership (the Fund) as of December 31, 2000 and 1999 and the related consolidated statements of earnings, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                                      KPMG LLP

February 16, 2001
Philadelphia, Pennsylvania

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                           Consolidated Balance Sheets
                             (Dollars in thousands)

                                                                             December 31,
                                                                --------------------------------------
                                                                      2000                  1999
                                                                ---------------       ----------------
Assets
Current assets
    Cash and cash equivalents                                   $        1,108        $         2,511
    Accounts receivable, net of allowance for doubtful
      accounts of $1,245 in 2000 and $1,048 in 1999                      8,990                  7,224
    Estimated third-party payor settlements                                843                    342
    Prepaid expenses and other current assets                              650                    478
                                                                ---------------       ----------------

Total current assets                                                    11,591                 10,555
                                                                ---------------       ----------------

Property and equipment
    Land and improvements                                                1,978                  1,902
    Buildings and improvements                                          45,142                 44,204
    Furniture and equipment                                              5,538                  5,131
                                                                ---------------       ----------------
                                                                        52,658                 51,237
    Accumulated depreciation                                           (19,724)               (17,891)
                                                                ---------------       ----------------
                                                                        32,934                 33,346
                                                                ---------------       ----------------
Other assets
Goodwill, net of accumulated amortization                                4,490                  4,745
Loan acquisition costs, net                                                383                      -
                                                                ---------------       ----------------
                                                                ---------------       ----------------
                                                                         4,873                  4,745
                                                                ---------------       ----------------

Total assets                                                    $       49,398        $        48,646
                                                                ===============       ================

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                           $          397        $        22,605
    Accrued compensation and related costs                               1,055                    778
    Accounts payable and other accrued expenses
      Trade                                                                829                  1,002
      Related party                                                      2,937                  1,924
    Estimated third-party payor settlements                              1,328                  1,934
                                                                ---------------       ----------------

Total current liabilities                                                6,546                 28,243
                                                                ---------------       ----------------

Deferred management fee payable                                            937                    894
Loan payable to Development General Partner                              1,188                  1,137
Long-term debt                                                          23,379                      -
                                                                ---------------       ----------------
                                                                        25,504                  2,031
                                                                ---------------       ----------------

Partners' capital
    General partners                                                      (142)                  (132)
    Assignee limited partners; 1,540,040 units issued
         and outstanding                                                17,490                 18,504
                                                                ---------------       ----------------

Total partners' capital                                                 17,348                 18,372
                                                                ---------------       ----------------

Total liabilities and partners' capital                         $       49,398        $        48,646
                                                                ===============       ================



See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                       Consolidated Statements of Earnings
                 (Dollars in thousands except per unit amounts)


                                                                     Years Ended December 31,
                                                        -------------------------------------------------
                                                              2000             1999             1998
                                                        ---------------   --------------   --------------


Revenues
    Medicaid and Medicare patients                      $       44,514    $      41,031    $      42,641
    Private and other patients                                  10,960            9,965           11,121
    Investment and other income                                    290              282              346
                                                        ---------------   --------------   --------------
                                                                55,764           51,278           54,108
                                                        ---------------   --------------   --------------


Expenses
    Operating, including $8,449, $6,441 and $7,400
      to related parties                                        44,505           40,396           40,182
    Management and administration fees
      to related parties                                         3,629            3,368            3,522
    General and administrative                                     920              902              810
    Depreciation and amortization                                2,221            2,018            1,972
    Interest expense                                             2,207            1,729            1,854
                                                        ---------------   --------------   --------------
                                                                53,482           48,413           48,340
                                                        ---------------   --------------   --------------

Net earnings                                            $        2,282    $       2,865    $       5,768
                                                        ===============   ==============   ==============



Net earnings per unit of assignee limited partnership interest - basic (computed based on 1,540,040 units
    outstanding in 2000, 1999 and 1998)                 $         1.47    $        1.84    $        3.71
                                                        ===============   ==============   ==============



See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                  Consolidated Statements of Partners' Capital
                             (Dollars in thousands)

                                                                        Assignee
                                                     General         Limited
                                                    Partners         Partners           Total
                                                 --------------   --------------   ---------------

Balance at December 31, 1997                     $        (153)    $      16,504    $       16,351

Net earnings                                                58            5,710             5,768

Distributions to partners                                  (33)          (3,273)           (3,306)
                                                 --------------   --------------   ---------------

Balance at December  31, 1998                             (128)          18,941            18,813

Net earnings                                                29            2,836             2,865

Distributions to partners                                  (33)          (3,273)           (3,306)
                                                 --------------   --------------   ---------------

Balance at December  31, 1999                             (132)          18,504            18,372

Net earnings                                                23            2,259             2,282

Distributions to partners                                  (33)          (3,273)           (3,306)
                                                 --------------   --------------   ---------------

Balance at December  31, 2000                    $        (142)   $      17,490    $       17,348
                                                 ==============   ==============   ===============



See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                        Years Ended December 31,
                                                             -----------------------------------------------

                                                                  2000            1999             1998
                                                             -------------   --------------  ---------------

Cash flows from operating activities
    Net earnings                                             $      2,282    $       2,865   $        5,768
    Adjustments to reconcile net earnings to net cash
       provided by operating activities
          Depreciation of property and equipment                    1,834            1,765            1,721
          Amortization of intangibles                                 387              253              250
          Minority interest in net earnings of operating
            partnerships                                               30               34               24
          Increase in loan payable to Development General Partner      51               51               51
          Increase in deferred management fee payable                  43               42               40
          Change in other assets and liabilities
                Accounts receivable                                (1,766)              55             (842)
                Estimated third-party payor settlements, net       (1,107)             381           (2,680)
                Prepaid expenses and other current assets            (172)              87                -
                Accrued compensation and related costs                277             (163)            (113)
                Accounts payable and other accrued expenses           781             (177)           1,048
                                                             -------------   --------------  ---------------

Net cash provided by operating activities                           2,640            5,193            5,267
                                                             -------------   --------------  ---------------

Cash flows from investing activities -
    additions to property and equipment                            (1,421)          (1,458)            (535)
                                                             -------------   --------------  ---------------

Cash flows from financing activities
    Deferred financing fees                                          (429)               -                -
    Proceeds from long-term debt                                   24,000                -                -
    Repayment of long-term debt                                   (22,829)            (731)            (699)
    Distributions to partners                                      (3,306)          (3,306)          (3,306)
    Distributions to minority interests                               (58)            (115)             (74)
                                                             -------------   --------------  ---------------

Net cash used in financing activities                              (2,622)          (4,152)          (4,079)
                                                             -------------   --------------  ---------------

Net increase (decrease) in cash and cash equivalents               (1,403)            (417)             653
Cash and cash equivalents, beginning of year                        2,511            2,928            2,275
                                                             -------------   --------------  ---------------

Cash and cash equivalents, end of year                       $      1,108    $       2,511   $        2,928
                                                             =============   ==============  ===============


See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                   Notes to Consolidated Financial Statements

                        December 31, 2000, 1999 and 1998



(1)    Organization and Operations

       Meridian Healthcare Growth and Income Fund Limited Partnership(the Fund) was organized under the laws of the State of Delaware and will continue to operate through December 31, 2037, unless terminated sooner under the provisions of the Partnership Agreement.The Fund's Administrative General Partner is Brown Healthcare, Inc. and the Fund's Development General Partner is Meridian Healthcare Investments, Inc. Brown Healthcare Holding Co., Inc. is the Fund's Assignor Limited Partner. Meridian Healthcare Investments, Inc. is a subsidiary of Genesis Health Ventures, Inc.

       The Fund owns 98.99% limited partnership interests in each of the seven operating partnerships. Each partnership owns and operates a nursing center located in Maryland, New Jersey, or North Carolina. As described further in Note 3, Meridian Healthcare, Inc. (MHC) and other affiliates of the Development General Partner manage the nursing centers and provide personnel to the operating partnerships, along with certain other goods and services.

       The Fund, through its operating partnerships, derives substantially all of its revenue from extended healthcare provided to nursing center residents, including room and board, nursing care, and drugs and other medical services. The operations of the Fund are managed and its performance is evaluated based on the consolidated results of operations and financial position of the Fund. Total patient days available and occupancy (unaudited) at the facilities in each of the three years were as follows:

                                      Available
                        Year             Days            Occupancy
                  ---------------   --------------   -----------------

                        2000            430,000            86.2%
                        1999            429,000            87.9%
                        1998            429,000            91.7%



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

       Revenue

       Revenue is recognized by the Fund in the period the related services are rendered. The Fund derives a substantial portion of its revenue under Medicaid and Medicare reimbursement programs. Under certain retrospective Medicaid systems, revenues are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants. The Fund separately estimates revenues due from each third party with which it has a contractual arrangement and records anticipated settlements with these parties in the contractual period during which services were rendered. The amounts actually reimbursable under the cost based reimbursement programs are determined by filing cost reports which are then subject to audit and retroactive adjustment by the payor. The Fund provides an allowance for potential audit adjustments to the interim reimbursement amounts received under these cost reimbursement programs. Revisions to this allowance, if any, are recorded as an adjustment to revenues in the year such amounts are determined. Factors that management considers when establishing or adjusting an allowance for potential audit adjustments include, but are not limited to, changes in estimates resulting from improved cost information and preliminary results of third-party audits and reviews. Adjustments and final settlements with third-party payors are reflected in operations at the time of the adjustment or settlement as an increase or decrease to the balance of estimated third-party payor settlements and revenue. At December 31, 2000, in the aggregate the Fund's operating partnerships have recorded assets of $843,000 for cost report receivables and $1,328,000 for cost report liabilities relating to Medicare and Medicaid cost reports that have accumulated for the years 2000, 1999 and 1998.

       Revisions to prior year cost reimbursement settlements resulted in an increase to revenues of $797,000, $389,913 and $3,094,000 for fiscal years ended in 2000, 1999 and 1998, respectively. The revenue adjustments for 2000 and 1999 are primarily due to the revision of the estimated settlements based upon final and interim audit settlements of the open cost report years. The majority of the 1998 adjustments resulted from the favorable resolution of a Maryland Medicaid issue which related to cost reports for years 1994 through 1997. Maryland Medicaid had proposed an audit adjustment reducing the amount of cost allowed for reimbursement of the fees paid to the Fund's manager as the state auditor took the position that the manager was a related party. Upon appeal by the Fund, the State of Maryland determined that the Fund's manager was not a related party and that fees paid to

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Revenue (continued)

       the manager were reimbursable under the state Medicaid program, subject to the applicable cost center ceilings.

       Pursuant to the Balanced Budget Act of 1997, effective January 1, 1999 the Fund's operating partnerships were converted to the Medicare Prospective Payment System ("PPS"). Under PPS, skilled nursing facilities are reimbursed at a prospective per diem rate for all covered Part A skilled nursing facility services, as well as many services for which payment may be made under Part B when a beneficiary who is a resident of a skilled nursing facility receives covered skilled nursing facility care. There can be no assurances that any future healthcare legislation will not adversely affect the business of the Fund. There can be no assurance that payments under government and private third-party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. The Fund's financial condition and results of operations may be affected by the revenue reimbursement process, which in the Fund's industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2)    Summary of Significant Accounting Policies (continued)

       Goodwill

       Goodwill arose from the Fund's purchase of its limited partnership interests in the operating partnerships and is amortized on a straight-line basis over thirty years. Accumulated amortization of goodwill aggregated $3,173,000 and $2,919,000 at December 31, 2000 and 1999, respectively.

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

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31, is summarized as follows (in thousands):

                                                                      2000         1999          1998
                                                                   ----------  -----------   -----------

Net earnings per consolidated statements of earnings               $   2,282   $    2,865    $    5,768
Accelerated depreciation deducted for income
    tax purposes over straight-line depreciation
    deducted for financial reporting purposes                           (153)        (164)         (195)
Amortization of goodwill deducted for financial reporting
    purposes, not deducted for income tax purposes                       252          251           241
Differences in timing of revenue recognition
    for financial reporting purposes and
    income tax purposes, primarily related to cost
    reimbursement settlements                                           (743)         (38)       (2,275)
Differences in timing of expense deductions for
    financial reporting purposes and income tax purposes                 (44)         516           (70)
                                                                   ----------  -----------   -----------

Taxable earnings                                                   $   1,594   $    3,430    $    3,469
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


(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC, an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 6% of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 2000 and 1999, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $937,000 and $894,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

       The Fund is obligated to pay the Administrative General Partner administration fees equal to the greater of 1/2 of 1% of the Fund's annual revenue or $75,000. Certain of the operating partnerships also purchase drugs and medical supplies and other services from affiliates of the Development General Partner. Such purchases are in turn billed to patients or third-party payors at prices which on average approximate the nursing center's cost.

       The Development General Partner loaned the Fund $597,000, as required by the Cash Flow Deficit Guaranty Agreement, to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum, were $1,188,000 and $1,137,000 at December 31, 2000 and 1999, respectively. The Fund is obligated to repay these loans when certain specified financial criteria are met, the most significant of which is the payment of a preferred return to the assignee limited partners as defined in the Fund's partnership agreement.

                  MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(3)    Related Party Transactions (continued)

       Transactions with the Fund's general partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):

                                                       2000         1999        1998
                                                     --------     -------     --------

          Management and administration fees        $   3,629    $  3,368    $   3,522
          Drugs and medical supplies purchases          3,601       3,012        2,447
          Nursing and rehabilitation services           4,848       3,429        4,953
          Interest expense on borrowings                   94          93           91


       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel, including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represented approximately 64%, 67%, and 65% in 2000, 1999 and 1998, respectively, of total operating expenses.

(4)    Debt

       Effective February 28, 2000, the Fund extended its $4,000,000 line of credit agreement which is designated for working capital needs and issuance of letters of credit. This agreement expired on May 31, 2000. Effective June 12, 2000, the Fund established a revolving credit facility with a maximum borrowing limit of $4,000,000. Borrowing under the credit facility will bear interest at a floating rate, which shall equal the announced commercial prime rate. The term of the credit facility begins on June 12, 2000 and ends ten days after the date of any demand for payment or on June 1, 2001. The bank shall review the credit facility for a one year extension on or before June 1, 2001 and each June 1, thereafter. There were no borrowings outstanding under either the line of credit agreement or the revolving credit facility at December 31, 2000 and 1999. Borrowings are secured primarily by the accounts receivable of the Fund.

       Effective February 28, 1998, the Fund refinanced all existing mortgages. Under the terms of the refinancing, the mortgages matured on February 28, 2000. Effective February 28, 2000, the Fund extended all existing mortgages through June 12, 2000. The mortgages bore interest at LIBOR plus 1.55%. The Fund closed its mortgage loan refinancing with a new bank for loans totaling $24,000,000 on June 12, 2000. The renewal terms became effective on June 12, 2000 and provide for a term of five years at an interest rate of 9.75%. Monthly payments of $229,886 are based on a 25-year amortization schedule with a balloon payment due at the end of the five year term.

                  MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(4)    Debt (continued)

       Debt at December 31 consisted of the following (in thousands):

                                              2000           1999
                                         -------------   ------------
          Mortgage notes payable
            Maryland facilities          $     10,667    $    15,640
            Woodlands facility                  5,575          5,586
            Frederick facility                  4,758          1,047
            Hamilton facility                   2,776            332
                                         -------------   ------------
                                               23,776         22,605
          Less current portion                   (397)       (22,605)
                                         -------------   ------------
                                         $     23,379    $         -
                                         =============   ============



       Principal payments on the mortgage loans during the next five years are as follows: $397,000 in 2001, $468,000 in 2002, $517,000 in 2003,
       $564,000 in 2004 and $21,830,000 in 2005.

       The mortgage notes payable are secured by deeds of trust on the related property. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants.

       Cash  outflows  from  operating  activities  included  interest  paid  of
       $2,082,000,   $1,602,000   and   $1,738,000  in  2000,   1999  and  1998,
       respectively.

(5)    Distributions to Partners and Allocation of Net Earnings

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners. Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows and reserves of $666 in 2000, and entirely from net cash flow provided by operations in 1999 and 1998. Cash distributions per unit aggregated $2.12 in 2000, 1999 and 1998.

(6)    Employee Benefit Plans

       Certain employees of the Fund's nursing centers are eligible to participate in the Genesis Health Ventures, Inc. Retirement Plan. The Plan covers all employees having 1,000 hours or more service in a plan year. Employees' contributions to the plan may be matched by the Fund based on years of service. During the plan years ended December 31, 2000 and 1999, a company match of 50% of employee contributions up to 3% of the employee's annual

                  MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(6)    Employee Benefit Plans (continued)

       gross salary was accrued. Additionally, the Plan provides for discretionary employer contributions based on profits.

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

       Charges to operations in connection with these plans aggregated $230,000 in 2000, $209,000 in 1999 and $185,000 in 1998.

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

       The carrying value of the Fund's debt approximates its fair value.

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

         George V. Hager, Jr.
         Vice President and Treasurer

Brown Healthcare, Inc.
Administrative General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer



                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2000 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Brown Healthcare, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         1600 Market Street
         Philadelphia, Pennsylvania 19103

                                  Legal Counsel

         Wilmer, Cutler & Pickering
         100 Light Street
         Baltimore, Maryland 21202




                               Further Information

Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.

For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator, at 410-547-3033