Form 10-K, Exhibit 13
period 2001-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 2002-03-27
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                               Letter to Investors

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                               2001 Annual Report

                                 April 10, 2002



Dear Investor:

         The general partners of Meridian Healthcare Growth and Income Fund Limited Partnership (the Fund) are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         Operating income from the nursing centers showed a modest increase in 2001 when compared to 2000, however higher interest costs and greater non-cash expenses resulted in decreased earnings in 2001 when compared to 2000. Similar operating income and profitability trends occurred in 2000 when compared to 1999.

         Overall, 2001 revenues of $59,933,000 increased $4,169,000 or 7.5% when compared to revenues received during 2000. This increase was primarily the result of Medicaid rate increases and an increase in the number of Medicare days. Medicaid revenue increased $2,365,000 primarily due to overall rate increases of approximately 8.7% driven primarily by the four Maryland centers. Medicare revenue increased $2,143,000 relating to growth in the Medicare census. In fiscal year 2001 Medicare census made up 13.9% of the overall census as compared to 12.8% in fiscal year 2000.

         Revenues from private and other patients decreased $200,000 to $10,760,000 as compared to $10,960,000 in 2000. This decrease was a result of lower private pay and insurance census.

         Operating expenses increased $4,269,000 or 9.6% from the same period in the prior year. This increase was primarily due to the increased cost of nursing services and ancillary costs. Nursing costs increased $2,194,000 primarily due to increased salaries and a higher utilization of temporary nurse staffing. The increase in nursing salary and wages and utilization of temporary nurse staffing was a result of an overall shortage of nurses within the healthcare industry. Ancillary expenses increased $663,000 during 2001 when compared to 2000 due to the increased acuity level of patients admitted to the centers. The remaining increase in operating costs was due to higher health insurance costs, and general inflationary cost increases.

         Management and administration fees decreased $334,000 or approximately 9.2% in 2001 as compared to 2000. This decrease is due to an amendment to the management agreement effective January 1, 2001, which reduced the management fee from 6% to 5% of net patient service revenue.

         Interest expense increased $250,000 in 2001 as compared to 2000. This increase was the result of the first full year with the new mortgage, which increased the beginning principal balance from $22,346,000 prior to the refinancing to $24,000,000, at a higher interest rate.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


FINANCING

         The Fund closed its mortgage loan refinancing with a new bank for loans totaling $24,000,000 on June 12, 2000. The renewal terms provide for a term of five years at an interest rate of 9.75%. Monthly payments are based on a 20-year amortization schedule with a balloon payment due at the end of the 5-year term. Following the repayment of the original loan and transaction costs, the new loan resulted in refinancing proceeds of approximately $1,225,000 which were designated to fund certain improvements to the nursing facilities. The Fund also replaced its $4,000,000 line of credit facility with the same lender under terms similar to the mortgage loan terms described above, except the line of credit facility requires annual reaffirmation.

CASH DISTRIBUTION

         On February 15, 2002 the Fund made its fourth quarter 2001 distribution to partners of $826,410. This distribution was funded by fourth quarter 2001 operations. During 2000 operations funded the distributions to partners. Review of the 2002 budget suggests operations from the seven nursing centers will be sufficient to fund a similar distribution in 2002.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                              Financial Statements

                          INDEPENDENT AUDITORS' REPORT



To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership (the Fund) as of December 31, 2001 and 2000 and the related consolidated statements of earnings, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



                               /s/  KPMG LLC

March 14, 2002
Philadelphia, Pennsylvania

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

               Consolidated Balance Sheets (Dollars in thousands)

                                                                            December 31,
                                                              --------------------------------------
                                                                      2001                  2000
                                                              ---------------       ----------------
Assets
Current assets
    Cash and cash equivalents                                  $        2,066        $         1,108
    Accounts receivable, net of allowance for doubtful
      accounts of $1,656 in 2001 and $1,245 in 2000                     9,140                  8,990
    Estimated third-party payor settlements                               561                    843
    Prepaid expenses and other current assets                             548                    650
                                                               ---------------       ----------------

Total current assets                                                   12,315                 11,591
                                                               ---------------       ----------------

Property and equipment
    Land and improvements                                               1,981                  1,978
    Buildings and improvements                                         45,535                 45,142
    Furniture and equipment                                             6,044                  5,538
                                                               ---------------       ----------------
                                                                       53,560                 52,658
    Accumulated depreciation                                          (21,633)               (19,724)
                                                               ---------------       ----------------
                                                                       31,927                 32,934
                                                               ---------------       ----------------
Other assets
    Goodwill, net of accumulated amortization                           4,237                  4,490
    Loan acquisition costs, net of accumulated amortization               298                    383
                                                               ---------------       ----------------
                                                                        4,535                  4,873
                                                               ---------------       ----------------

Total assets                                                   $       48,777        $        49,398
                                                               ===============       ================

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                          $          435        $           397
    Accrued compensation and related costs                                475                  1,055
    Accounts payable and other accrued expenses
      Trade                                                             1,331                    829
      Related party                                                     3,274                  2,937
    Estimated third-party payor settlements                             1,898                  1,328
                                                               ---------------       ----------------

Total current liabilities                                               7,413                  6,546
                                                               ---------------       ----------------

Deferred management fee payable                                           978                    937
Loan payable to Development General Partner                             1,240                  1,188
Long-term debt                                                         22,913                 23,379
                                                               ---------------       ----------------
                                                                       25,131                 25,504
                                                               ---------------       ----------------

Partners' capital
    General partners                                                     (153)                  (142)
    Assignee limited partners; 1,540,040 units
          issued and outstanding                                       16,386                 17,490
                                                               ---------------       ----------------

Total partners' capital                                                16,233                 17,348
                                                               ---------------       ----------------

Total liabilities and partners' capital                        $       48,777        $        49,398
                                                               ===============       ================





See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


                       Consolidated Statements of Earnings
                 (Dollars in thousands except per unit amounts)

                                                                     Years Ended December 31,
                                                        -------------------------------------------------
                                                              2001             2000             1999
                                                        ---------------   --------------   --------------


Revenues
    Medicaid and Medicare patients                      $       49,022    $      44,514    $      41,031
    Private and other patients                                  10,760           10,960            9,965
    Investment and other income                                    151              290              282
                                                        ---------------   --------------   --------------
                                                                59,933           55,764           51,278
                                                        ---------------   --------------   --------------


Expenses
    Operating, including $10,062, $8,449 and $6,441
      to related parties                                        48,774           44,505           40,396
    Management and administration fees
      to related parties                                         3,295            3,629            3,368
    General and administrative                                     972              920              902
    Depreciation and amortization                                2,244            2,221            2,018
    Interest expense                                             2,457            2,207            1,729
                                                        ---------------   --------------   --------------
                                                                57,742           53,482           48,413
                                                        ---------------   --------------   --------------

Net earnings                                            $        2,191    $       2,282    $       2,865
                                                        ===============   ==============   ==============


Net earnings per unit of assignee limited partnership interest - basic (computed based on 1,540,040 units
    outstanding in 2001, 2000 and 1999)                 $         1.41    $        1.47    $        1.84
                                                        ===============   ==============   ==============

See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                   Consolidated Statement of Partners' Capital
                             (Dollars in thousands)

                                                                  Assignee
                                                General           Limited
                                               Partners           Partners           Total
                                            --------------   -----------------  --------------

Balance at December 31, 1998                $        (128)   $         18,941   $      18,813

Net earnings                                           29               2,836           2,865

Distributions to partners                             (33)             (3,273)         (3,306)
                                            --------------   -----------------  --------------

Balance at December  31, 1999                        (132)             18,504          18,372

Net earnings                                           23               2,259           2,282

Distributions to partners                             (33)             (3,273)         (3,306)
                                            --------------   -----------------  --------------

Balance at December  31, 2000                        (142)             17,490          17,348

Net earnings                                           22               2,169           2,191

Distributions to partners                             (33)             (3,273)         (3,306)
                                            --------------   -----------------  --------------

Balance at December  31, 2001               $        (153)   $         16,386   $      16,233
                                            ==============   =================  ==============



   See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                         Years Ended December 31,
                                                             -----------------------------------------------
                                                                  2001            2000             1999
                                                             -------------   --------------  ---------------

Cash flows from operating activities
    Net earnings                                             $      2,191    $       2,282   $        2,865
    Adjustments to reconcile net earnings to net cash
       provided by operating activities
          Depreciation of property and equipment                    1,909            1,834            1,765
          Amortization of intangibles                                 338              387              253
          Minority interest in net earnings of operating
            partnerships                                               33               30               34
          Increase in loan payable to Development General Partner      52               51               51
          Increase in deferred management fee payable                  41               43               42
          Change in other assets and liabilities
                Accounts receivable                                  (150)          (1,766)              55
                Estimated third-party payor settlements, net          852           (1,107)             381
                Prepaid expenses and other current assets             102             (172)              87
                Accrued compensation and related costs               (580)             277             (163)
                Accounts payable and other accrued expenses           915              781             (177)
                                                             -------------   --------------  ---------------

Net cash provided by operating activities                           5,703            2,640            5,193
                                                             -------------   --------------  ---------------

Cash flows from investing activities -
    additions to property and equipment                              (902)          (1,421)          (1,458)
                                                             -------------   --------------  ---------------

Cash flows from financing activities
    Deferred financing fees                                             -             (429)               -
    Proceeds from long-term debt                                        -           24,000                -
    Repayment of long-term debt                                      (428)         (22,829)            (731)
    Distributions to partners                                      (3,306)          (3,306)          (3,306)
    Distributions to minority interests                              (109)             (58)            (115)
                                                             -------------   --------------  ---------------

Net cash used in financing activities                              (3,843)          (2,622)          (4,152)
                                                             -------------   --------------  ---------------

Net increase (decrease) in cash and cash equivalents                  958           (1,403)            (417)
Cash and cash equivalents, beginning of year                        1,108            2,511            2,928
                                                             -------------   --------------  ---------------

Cash and cash equivalents, end of year                       $      2,066    $       1,108   $        2,511
                                                             =============   ==============  ===============



See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                   Notes to Consolidated Financial Statements
                        December 31, 2001, 2000 and 1999



(1)    Organization and Operations

       Meridian  Healthcare  Growth and Income Fund Limited  Partnership (the
       Fund) was organized under the laws of the State of Delaware and will continue to operate through December 31, 2037, unless terminated sooner under the provisions of the Partnership Agreement. The Fund's Administrative General Partner is Brown Healthcare, Inc. and the Fund's Development General Partner is Meridian Healthcare Investments, Inc. Brown Healthcare Holding Co., Inc. is the Fund's Assignor Limited Partner. Meridian Healthcare Investments, Inc. is a subsidiary of Genesis Health Ventures, Inc. (Genesis).

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

                                     Available
                      Year             Days            Occupancy
                 ---------------   --------------   -----------------
                      2001            406,000            90.0%
                      2000            430,000            86.2%
                      1999            429,000            87.9%


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

       Revenue

       Revenue is recognized by the Fund in the period the related services are rendered. The Fund derives a substantial portion of its revenue under Medicaid and Medicare reimbursement programs. Under certain retrospective Medicaid systems, revenues are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants. The Fund separately estimates revenues due from each third party with which it has a contractual arrangement and records anticipated settlements with these parties in the contractual period during which services were rendered. The amounts actually reimbursable under the cost based reimbursement programs are determined by filing cost reports which are then subject to audit and retroactive adjustment by the payor. The Fund provides an allowance for potential audit adjustments to the interim reimbursement amounts received under these cost reimbursement programs. Revisions to this allowance, if any, are recorded as an adjustment to revenues in the year such amounts are determined. Factors that management considers when establishing or adjusting an allowance for potential audit adjustments include, but are not limited to, changes in estimates resulting from improved cost information and preliminary results of third-party audits and reviews. Adjustments and final settlements with third-party payors are reflected in operations at the time of the adjustment or settlement as an increase or decrease to the balance of estimated third-party payor settlements and revenue. At December 31, 2001, in the aggregate the Fund's operating partnerships have recorded assets of $561,000 for cost report receivables and $1,898,000 for cost report liabilities relating to Medicare and Medicaid cost reports that have accumulated for the years 2001, 2000 and 1999.

       Revisions to prior year cost reimbursement settlements resulted in an increase to revenues of $362,000, $797,000 and $389,913 for fiscal years ended in 2001, 2000 and 1999, respectively. These revenue adjustments are primarily due to the revision of the estimated settlements based upon final and interim audit settlements of the open cost report years.

       Pursuant to the Balanced Budget Act of 1997, effective January 1, 1999 the Fund's operating partnerships were converted to the Medicare Prospective Payment System (PPS). Under PPS, skilled nursing facilities are reimbursed at a prospective per diem rate for all covered Part A skilled nursing facility services, as well as many services for which payment may be made under Part B when a beneficiary who is a resident of a skilled nursing facility

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(2)    Summary of Significant Accounting Policies (continued)

       Revenue (continued)

       receives covered skilled nursing facility care. There can be no assurances that any future healthcare legislation will not adversely affect the business of the Fund.

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

       Goodwill

       Goodwill arose from the Fund's purchase of its limited partnership interests in the operating partnerships and is amortized on a straight-line basis over thirty years. Accumulated amortization of goodwill aggregated $3,426,000 and $3,173,000 at December 31, 2001 and 2000, respectively.

       Goodwill is reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of goodwill may not be recoverable. The Fund assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance can be recovered through projected undiscounted cash flows.

       Income Taxes

       The consolidated financial statements of the Fund do not include any provision for federal or state income taxes. All items of Fund earnings, deductions and credits are allocated among

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(2)    Summary of Significant Accounting Policies (continued)

       Income Taxes (continued)

       the partners. The distributive share of the Fund's earnings, deductions and credits are included in each partner's federal and state income tax returns.

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31, is summarized as follows (dollars in thousands):

                                                                  2001         2000          1999
                                                               ----------  -----------   -----------
Net earnings per consolidated statements of earnings           $   2,191   $    2,282    $    2,865
Accelerated depreciation deducted for income
    tax purposes over straight-line depreciation
    deducted for financial reporting purposes                       (129)        (153)         (164)
Amortization of goodwill deducted for financial reporting
    purposes, not deducted for income tax purposes                   253          252           251
Differences in timing of revenue recognition
    for financial reporting purposes and
    income tax purposes, primarily related to cost
    reimbursement settlements                                         68         (743)          (38)
Differences in timing of expense deductions for
    financial reporting purposes and income tax purposes             785          (44)          516
                                                               ----------  -----------   -----------
Taxable earnings                                               $   3,168   $    1,594    $    3,430
                                                               ==========  ===========   ===========


       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

       New Accounting Pronouncements

       In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(2)    Summary of Significant Accounting Policies (continued)

       New Accounting Pronouncements (continued)

       Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

       The Fund is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

       As of the date of adoption, the Fund expects to have unamortized goodwill in the amount of $4,237,000 which will be subject to the transition provisions of Statement 142. Amortization expense related to goodwill was $253,000 in 2001, 2000 and 1999.

       FASB Statement No. 143, Accounting for Asset Retirement Obligations (Statement No. 143), which was released in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. Statement No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and or normal use of the assets. The enterprise also is to record a corresponding increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the life of the asset.

       The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Because of the extensive use of estimates, most enterprises will record a gain or loss when they settle the obligation. The Fund is required to adopt Statement No. 143 for its fiscal year beginning January 1, 2003.

       On October 3, 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.
       While  Statement No. 144 supersedes FASB Statement No. 121,

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(2)    Summary of Significant Accounting Policies (continued)

       New Accounting Pronouncements (continued)

       Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement.

       Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Statement No. 144 is effective for the Fund for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years.

(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC, an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 5% in 2001 and 6% in 2000 and 1999 of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 2001 and 2000, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $978,000 and $937,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

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

       The Development General Partner loaned the Fund $597,000, as required by the Cash Flow Deficit Guaranty Agreement, to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum, were $1,240,000 and $1,188,000 at December 31, 2001 and 2000, respectively. The Fund is obligated to repay these loans when certain specified financial criteria are met, the most significant of which is the payment of a preferred return to the assignee limited partners as defined in the Fund's partnership agreement.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(3)    Related Party Transactions (continued)

       Transactions with the Fund's general partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):


                                                 2001         2000        1999
                                               --------     -------     --------

         Management and administration fees     $ 3,295     $ 3,629    $  3,368
         Drugs and medical supplies purchases     4,344       3,601       3,012
         Nursing and rehabilitation services      5,718       4,848       3,429
         Interest expense on borrowings              93          94          93



       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel, including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represented approximately 62%, 64% and 67% in 2001, 2000 and 1999, respectively, of total operating expenses.

(4)    Debt

       Effective June 12, 2000, the Fund established a revolving credit facility with a maximum borrowing limit of $4,000,000. Borrowing under the credit facility will bear interest at a floating rate, which shall equal the announced commercial prime rate. The bank shall review the credit facility each year for a one-year extension. This credit facility has been reaffirmed until June 1, 2002. There were no borrowings outstanding under either the line of credit agreement or the revolving credit facility at December 31, 2001 and 2000. Borrowings are secured primarily by the accounts receivable of the Fund.

       Effective February 28, 2000, the Fund extended all existing mortgages through June 12, 2000. The mortgages bore interest at LIBOR plus 1.55%. The Fund closed its mortgage loan refinancing with a new bank for loans totaling $24,000,000 on June 12, 2000. The renewal terms became effective on June 12, 2000 and provide for a term of five years at an interest rate of 9.75%. Monthly payments of $229,886 are based on a 20-year amortization schedule with a balloon payment due at the end of the five year term.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(4)    Debt (continued)

       Debt at December 31 consisted of the following (in thousands):


                                         2001           2000
                                    -------------   ------------
        Mortgage notes payable
           Maryland facilities      $     10,474    $    10,667
           Woodlands facility              5,475          5,575
           Frederick facility              4,673          4,758
           Hamilton facility               2,726          2,776
                                   -------------   ------------
                                          23,348         23,776
        Less current portion                (435)          (397)
                                   -------------   ------------
                                    $     22,913    $    23,379
                                   =============   ============



       The mortgage loans mature in 2005. Principal payments on the mortgage loans during the next four years are as follows: $435,000 in 2002, $519,000 in 2003, $564,000 in 2004 and $21,830,000 in 2005.

       The mortgage notes payable are secured by deeds of trust on the related property. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants.

       Cash outflows from operating activities included interest paid of $2,134,000, $2,082,000 and $1,602,000 in 2001, 2000 and 1999,
       respectively.

(5)    Distributions to Partners and Allocation of Net Earnings

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners. Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows in 2001 and 1999 and reserves of $666,000 in 2000. Cash distributions per unit aggregated $2.12 in 2001, 2000 and 1999.

(6)    Commitments and Contingencies

       The Fund is a party to litigation arising in the ordinary course of business. The Fund does not believe the results of such litigation, even if the outcome is unfavorable to the Fund, would have a material effect on its consolidated financial position or results of operations.

(7)    Fair Value of Financial Instruments

       The Fund believes the carrying amount of cash and equivalents, accounts receivable (net of allowance for doubtful accounts), estimated third-party payor settlements, prepaid expenses

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(7)    Fair Value of Financial Instruments (continued)

       and other current assets, accounts payable and other accrued expenses and accrued compensation and related costs approximates fair value because of the short-term maturity of these instruments.

       The carrying value of the Fund's debt approximates its fair value.

(8)    Certain Significant Risks and Uncertainties

       The Fund receives revenues from Medicare, Medicaid, private insurance, self-pay residents, other third party payors and long-term care facilities which utilize our pharmacy and other specialty medical services. The healthcare industry is experiencing the effects of the federal and state governments' trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with providers. These cost containment measures, combined with increasing influence of managed care payors and competition for patients, have resulted in reduced rates of reimbursement for services provided by the Fund.

       In recent years, several significant actions have been taken with respect to Medicare and Medicaid reimbursement including the following:

     o The adoption of the Medicare Prospective Payment System pursuant to Balanced Budget Act of 1997, as modified by the Medicare Balanced Budget Refinement Act ("BBRA") and the Benefit Improvement Protection Act of 2000 ("BIPA").

     o The repeal of the "Boren Amendment" federal payment standard for Medicaid payments to nursing facilities.

     o A number of the provisions of the BBRA and BIPA enactments providing additional funding for Medicare participating skilled nursing facilities expire on September 30, 2002. Expiring provisions are estimated to, on average, reduce per beneficiary per diems by $30. Moreover, CMS has indicated its desire to complete refinements to the case mix classification system as part of the Fiscal 2003 rule-making. Under the law, when these revisions are implemented, the add-on's authorized by the BBRA and BIPA will expire. Combined, the Medicare skilled nursing facility sector face an 18% reduction in the average median per diems. If the Fund were to experience an 18% decline in our current average Medicare rate per patient day, the estimated annual reduction in Medicare revenues of approximately $2,800,000 would have a material adverse affect on our financial position, results of operations, and cash flows. Trade organizations representing the skilled nursing facility sector are aggressively pursuing strategies to minimize the potential impact of the "Medicare Rate Cliff".

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(8)    Certain Significant Risks and Uncertainties (continued)

     o The 1997 Act included several provisions affecting Medicaid. The 1997 Act repealed the "Boren Amendment" federal payment standard for Medicaid payments to nursing facilities effective October 1, 1997. The Boren Amendment required that Medicaid payments to certain health care providers be reasonable and adequate in order to cover the costs of efficiently and economically operated healthcare facilities. Under the 1997 Act, states must now use a public notice and comment period in order to determine rates and provide interested parties a reasonable opportunity to comment on proposed rates and the justification for and the methodology used in calculating such rates. With the repeal of the Federal payment standards, there can be no assurances that budget constraints or other factors will not cause states to reduce Medicaid reimbursement to nursing facilities and pharmacies or that payments to nursing facilities and pharmacies will be made on timely basis. The 1997 Act also grants greater flexibility to states to establish Medicaid managed care projects without the need to obtain a federal waiver. Although these projects generally exempt institutional care, including nursing facilities, no assurances can be given that these projects ultimately will not change the reimbursement methodology for nursing facility services from fee-for-service to managed care negotiated or capitated rates. The Fund anticipates that federal and state governments will continue to review and assess alternative health care delivery systems and payment methodologies.

     o The BIPA enactment mandates a phase out of intergovernmental transfer ("IGT") transactions by states whereby states artificially initiate the payments to certain public facilities to increase federal matching funds. This action may reduce federal support for a number of state Medicaid plans. The reduced federal payments may impact aggregate available funds requiring states to further contain payments to providers. The Fund operates in several states that may experience a contraction of federal matching funds.

       It is not possible to fully quantify the effect of recent legislation, the interpretation or administration of such legislation or any other governmental initiatives on the Fund's business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not adversely affect the Fund's business. There can be no assurance that payments under government and private third-party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. The Fund's financial condition and results of operations may be affected by the revenue reimbursement process, which in the Fund's industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

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

         George V. Hager, Jr.
         Vice President and Treasurer

Brown Healthcare, Inc.
Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer



                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2001 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Services
         Brown Healthcare, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202


                                    Auditors

         KPMG LLP
         1600 Market Street
         Philadelphia, Pennsylvania 19103


                                  Legal Counsel

         Wilmer, Cutler & Pickering
         100 Light Street
         Baltimore, Maryland 21202



                               Further Information

Please submit changes in name, address, investment representative and distribution instructions to Investor Services at the above address.

For further information or questions regarding your investment, please call Yolanda Harris, Investor Services Coordinator, at 410-547-3016