Form 10-K, Exhibit 13
period 2002-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 2003-03-28
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                               Letter to Investors

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                               2002 Annual Report

                                 April 10, 2003

Dear Investor:

         The general partners of Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund") are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         Operating income and earnings from the nursing centers showed a modest increase in 2002 when compared to 2001, due predominantly to increased Medicaid revenue and the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), under which goodwill is no longer amortized.

         Overall, 2002 revenues of $61,920,000 increased $1,987,000 or 3.3% when compared to revenues received during 2001. This increase was primarily the result of Medicaid rate increases and an increase in the number of Medicaid days. Medicaid revenue increased $3,378,000 primarily due to an overall rate increase of approximately 6.3% driven mainly by the four Maryland centers, which received their annual Medicaid rate adjustment in July 2002. Medicare revenue decreased $597,000 relating to a decline in the Medicare census. In fiscal year 2002, Medicare census made up 13.3% of the overall census as compared to 13.9% in fiscal year 2001.

         Revenues from private and other patients decreased $766,000 to $9,994,000 in fiscal year 2002 as compared to $10,760,000 in fiscal year 2001. This decrease was a result of lower private and insurance census.

         Operating expenses increased $1,572,000 or 3.2% from the same period in the prior year. This increase was primarily due to the increased cost of nursing services which was partially offset by a decrease in ancillary costs. Nursing costs increased $1,743,000 primarily due to increased salaries and a higher utilization of temporary nurse staffing. The increase in nursing salary and wages and utilization of temporary nurse staffing was a result of an overall shortage of nurses within the healthcare industry. Ancillary expenses decreased $359,000 during 2002 when compared to 2001 due to the decrease in the Medicare census. The remaining increase in operating costs was due to higher health insurance costs, and general inflationary cost increases.

         Management and administration fees increased $71,000 or approximately 2.2% in 2002 as compared to 2001. This increase was due to an increase in the management fee expense, which is calculated at 5% of the Fund's net revenues.

         General and administrative expenses increased $419,000 or 43% from the same period in the prior year. This increase was primarily due to a New Jersey filing fee and increased legal expenses. New Jersey implemented a filing fee in fiscal year 2002 which resulted in an additional expense of $250,000. Legal fees increased $63,000 primarily due to fees associated with the collection of accounts receivable. The remaining increase was due to general inflationary cost increases.

         Depreciation and amortization expense decreased $221,000 to $2,023,000 for the twelve months ended December 31,2002 compared to the same period in the prior year. This decrease was due to the adoption of SFAS 142, under which goodwill is no longer amortized.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

FINANCING

         The Fund closed its mortgage loan refinancing with a new bank for loans totaling $24,000,000 on June 12, 2000. The renewal terms provided for a term of five years at an interest rate of 9.75%. Monthly payments were based on a 20-year amortization schedule with a balloon payment due at the end of the 5-year term. Effective February 1, 2003 the Fund amended the existing mortgage. The amendment provides for a term of five years at an interest rate of 6.5%. Monthly payments are based on a 20 year amortization with a mandatory prepayment option at the Bank's discretion during the period from November 1, 2007 through May 1, 2008. The new terms will result in debt service savings of approximately $600,000 in 2003. The Fund also replaced its $4,000,000 line of credit facility with the same lender under terms similar to the mortgage loan terms described above, except the line of credit facility requires annual reaffirmation.

CASH DISTRIBUTION

         On February 18, 2003 the Fund made its fourth quarter 2002 distribution to partners of $437,512. This distribution was funded by fourth quarter 2002 operations. Distributions from 2002 operations to partners totaled $2,916,742, representing a 7.5% return, and were funded by operations and working capital of approximately $126,000.

         Review of the 2003 budget suggests a slight decrease in the distribution rate (7% in 2003 versus 7.5% in 2002) as operations will likely be affected by reduced Medicare revenues resulting from the expiration of Benefits Improvement and Protection Act and Balanced Budget Refinement Act legislation on September 30, 2002, which resulted in reduced Medicare reimbursement rates pending the enactment of any future legislation to remedy this situation, the timing of which is uncertain at this time.

         There is also the possibility of Medicaid cost containment pressure at the state level due to widespread budget shortfalls, which could potentially have an adverse affect on Medicaid revenue in the second half of 2003, however state-specific details are just emerging as state legislatures begin the task of approving state budgets. The Fund will perform approximately $1 million of non-routine capital improvements to enhance the functionality and marketability of its Maryland centers. The Fund expects to draw on its line of credit facility to fund these improvements.

SUMMARY

         The major challenge to the Fund in the foreseeable future is to control operating expenses in light of the uncertainty regarding Medicare and Medicaid reimbursement rates, to maintain a quality mix of patients and to increase the overall census at each of the facilities.

Very truly yours,


   /s/  John M. Prugh                        /s/  Robert H. Fish

John M. Prugh, President                  Robert H. Fish, President
Brown Healthcare, Inc.                    Meridian Healthcare Investments, Inc.
Administrative General Partner            Development General Partner

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                              Financial Statements

                          INDEPENDENT AUDITORS' REPORT



To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership (the Fund) as of December 31, 2002 and 2001 and the related consolidated statements of earnings, partners' capital and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Fund adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.



     /s/  KPMG LLP

February 14, 2003
Philadelphia, Pennsylvania

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


               Consolidated Balance Sheets (Dollars in thousands)

                                                                                     December 31,
                                                                        --------------------------------------
                                                                              2002                  2001
                                                                        ---------------       ----------------
Assets
Current assets
    Cash and cash equivalents                                           $          740        $         2,066
    Accounts receivable, net of allowance for doubtful
      accounts of $1,353 in 2002 and $1,656 in 2001                              7,809                  9,140
    Estimated third-party payor settlements                                        840                    561
    Prepaid expenses and other current assets                                      766                    548
                                                                        ---------------       ----------------

Total current assets                                                            10,155                 12,315
                                                                        ---------------       ----------------

Property and equipment
    Land and improvements                                                        2,020                  1,981
    Buildings and improvements                                                  46,156                 45,535
    Furniture and equipment                                                      6,629                  6,044
                                                                        ---------------       ----------------
                                                                                54,805                 53,560
    Accumulated depreciation                                                  (23,574)               (21,633)
                                                                        ---------------       ----------------
                                                                                31,231                 31,927
                                                                        ---------------       ----------------
Other assets
    Goodwill, net of accumulated amortization                                    4,237                  4,237
    Loan acquisition costs, net of accumulated amortization                        216
                                                                                                          298
                                                                        ---------------       ----------------
                                                                                 4,453                  4,535
                                                                        ---------------       ----------------

Total assets                                                            $       45,839        $        48,777
                                                                        ===============       ================

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                                   $          606        $           435
    Accrued compensation and related costs                                           3                    475
    Accounts payable and other accrued expenses
      Trade                                                                      1,130                  1,331
      Related party                                                              1,678                  3,274
    Estimated third-party payor settlements                                      2,527                  1,898
                                                                        ---------------       ----------------

Total current liabilities                                                        5,944                  7,413
                                                                        ---------------       ----------------

Deferred management fee payable                                                  1,021                    978
Loan payable to Development General Partner                                      1,292                  1,240
Long-term debt                                                                  22,271
                                                                                                       22,913
                                                                        ---------------       ----------------
                                                                                24,584                 25,131
                                                                        ---------------       ----------------

Partners' capital
    General partners                                                             (162)                  (153)
    Assignee limited partners; 1,540,040 units issued and outstanding           15,473                 16,386
                                                                        ---------------       ----------------

Total partners' capital                                                         15,311                 16,233
                                                                        ---------------       ----------------

Total liabilities and partners' capital                                 $       45,839        $        48,777
                                                                        ===============       ================


See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                       Consolidated Statements of Earnings
                 (Dollars in thousands except per unit amounts)

                                                                     Years Ended December 31,
                                                        -------------------------------------------------
                                                              2002             2001             2000
                                                        ---------------   --------------   --------------

Revenues
    Medicaid and Medicare patients                      $       51,803    $      49,022    $      44,514
    Private and other patients                                   9,994           10,760           10,960
    Investment and other income                                    123              151              290
                                                        ---------------   --------------   --------------
                                                                61,920           59,933           55,764
                                                        ---------------   --------------   --------------


Expenses
    Operating, including $10,281, $10,062 and $8,449
      to related parties                                        50,346           48,774           44,505
    Management and administration fees
      to related parties                                         3,366            3,295            3,629
    General and administrative                                   1,391              972              920
    Depreciation and amortization                                2,023            2,244            2,221
    Interest expense                                             2,410            2,457            2,207
                                                        ---------------   --------------   --------------
                                                                59,536           57,742           53,482
                                                        ---------------   --------------   --------------

Net earnings                                            $        2,384    $       2,191    $       2,282
                                                        ===============   ==============   ==============


Net earnings per unit of assignee limited partnership
    nterest - basic (computed
    based on 1,540,040 units outstanding
    in 2002, 2001 and 2000)                             $         1.53    $        1.41    $        1.47
                                                        ===============   ==============   ==============


See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


              Consolidated Statement of Partners' Capital (Deficit)
                             (Dollars in thousands)

                                                                 Assignee
                                               General           Limited
                                              Partners           Partners           Total
                                           --------------   -----------------  --------------


Balance at December 31, 1999               $       (132)    $         18,504   $      18,372

Net earnings                                          23               2,259           2,282

Distributions to partners                           (33)             (3,273)         (3,306)
                                           --------------   -----------------  --------------

Balance at December  31, 2000                      (142)              17,490          17,348

Net earnings                                          22               2,169           2,191

Distributions to partners                           (33)             (3,273)         (3,306)
                                           --------------   -----------------  --------------

Balance at December  31, 2001                      (153)              16,386          16,233

Net earnings                                          24               2,360           2,384

Distributions to partners                           (33)             (3,273)         (3,306)
                                           --------------   -----------------  --------------

Balance at December  31, 2002              $       (162)    $         15,473   $      15,311
                                           ==============   =================  ==============



See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                             Years Ended December 31,
                                                                  ------------------------------------------------
                                                                        2002               2001           2000
                                                                  ---------------    ---------------  ------------

Cash flows from operating activities
   Net earnings                                                   $        2,384     $        2,191   $     2,282
   Adjustments to reconcile net earnings to net cash
      provided by operating activities
        Depreciation of property and equipment                             1,941              1,909         1,834
        Amortization of intangibles                                           82                338           387
        Minority interest in net earnings of operating
          partnerships                                                        30                 33            30
        Increase in loan payable to Development General Partner               52                 52            51
        Increase in deferred management fee payable                           43                 41            43
        Change in other assets and liabilities
               Accounts receivable                                         1,331              (150)       (1,766)
               Estimated third-party pay or settlements, net                 350                852       (1,107)
               Prepaid expenses and other current assets                   (218)                102         (172)
              Accrued compensation and related costs                       (472)              (580)           277
              Accounts payable and other accrued expenses                (1,790)                915           781
                                                                  ---------------    ---------------  ------------

Net cash provided by operating activities                                  3,733              5,703         2,640
                                                                  ---------------    ---------------  ------------

Cash flows from investing activities -
    additions to property and equipment                                  (1,245)              (902)       (1,421)
                                                                  ---------------    ---------------  ------------

Cash flows from financing activities
    Deferred financing fees                                                    -                  -         (429)
    Proceeds from long-term debt                                               -                  -        24,000
    Repayment of long-term debt                                            (471)              (428)      (22,829)
    Distributions to partners                                            (3,306)            (3,306)       (3,306)
    Distributions to minority interests                                     (37)              (109)          (58)
                                                                  ---------------    ---------------  ------------

Net cash used in financing activities                                    (3,814)            (3,843)       (2,622)
                                                                  ---------------    ---------------  ------------

Net increase (decrease) in cash and cash equivalents                     (1,326)                958       (1,403)
Cash and cash equivalents, beginning of year                               2,066              1,108         2,511
                                                                  ---------------    ---------------  ------------

Cash and cash equivalents, end of year                            $          740     $        2,066   $     1,108
                                                                  ===============    ===============  ============



See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000



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

                                 Available
                  Year             Days             Occupancy
              -------------   --------------    -----------------

                  2002           403,000             89.9%
                  2001           406,000             90.0%
                  2000           430,000             86.2%



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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2) Summary of Significant Accounting Policies (continued)

       Cash and Cash Equivalents

       Cash and cash equivalents primarily consist of cash deposits in banks and money market funds. All cash and cash equivalents have an original maturity of less than three months, and are stated at cost which approximates market value.

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

       Under certain prospective Medicaid systems and Medicare, the Fund is reimbursed at a predetermined rate based upon the historical cost to provide the service, demographics of the site of service and the acuity of the customer. The differences between the established billing rates and the predetermined rates are recorded as contractual adjustments and deducted from revenues.

       Allowance for Doubtful Accounts

       The Fund utilizes the "Aging Method" to evaluate the adequacy of its allowance for doubtful accounts. This method is based upon applying estimated standard allowance requirement percentages to each accounts receivable aging category for each type of payor. The Fund has developed estimated standard allowance requirement percentages by utilizing

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(2) Summary of Significant Accounting Policies (continued)

       Allowance for Doubtful Accounts (continued)

       historical collection trends and its understanding of the nature and collectibility of receivables in the various aging categories and the various segments of the Fund's business. The standard allowance percentages are developed by payor type as the accounts receivable from each payor type have unique characteristics. The allowance for doubtful accounts is determined utilizing the aging method described above while also considering accounts specifically identified as uncollectible. Accounts receivable that the Fund's management specifically estimates to be uncollectible, based upon the age of the receivables, the results of collection efforts or other circumstances, are fully reserved for in the allowance for doubtful accounts until they are written-off.

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

       Goodwill

       Goodwill arose from the Fund's purchase of its limited partnership interests in the operating partnerships. The Fund adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), on January 1, 2002. SFAS 142 provides that goodwill no longer be amortized on a recurring basis but rather is subject to periodic impairment testing. The impairment test requires companies to compare the fair value of its businesses to their carrying value including assigned goodwill. Prior to adopting SFAS 142, the Fund amortized goodwill over 30 years.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2) Summary of Significant Accounting Policies (continued)

       Goodwill (continued)

       SFAS 142 requires the Fund to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. The Fund performed this transitional test effective January 1, 2002 and the results of this test indicated that the fair value of the Fund's goodwill exceeded carrying amounts.

       SFAS 142 also requires an annual impairment test. Goodwill should be tested more frequently if changes in circumstances or the occurrence of events indicate impairment exists. The Fund performed the annual impairment test effective December 31, 2002 and the results of this test indicated that the fair value of the Fund's goodwill exceeded carrying amounts.

       The following table reconciles the prior year's reported net earnings to its respective pro forma balances adjusted to exclude goodwill amortization expense which is no longer amortized under the provisions of SFAS 142.

                                             2002        2001         2000
                                         ----------   ---------    ---------

        Reported net earnings            $   2,384    $   2,191    $   2,282

        Add back: goodwill amortization          -          254          254
                                         ----------  -----------   ----------

        Adjusted net earnings            $   2,384   $    2,445    $   2,536
                                         ==========  ===========   ==========


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

             Notes to Consolidated Financial Statements (continued)


(2) Summary of Significant Accounting Policies (continued)

       Income Taxes (continued)

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31, is summarized as follows (dollars in thousands):

                                                                       2002         2001          2000
                                                                    ----------  -----------   -----------

       Net earnings per consolidated statements of earnings         $   2,384   $    2,191    $    2,282
       Accelerated depreciation deducted for income
           tax purposes over straight-line depreciation
           deducted for financial reporting purposes                    (297)        (129)         (153)
       Amortization of goodwill deducted for financial reporting
           purposes, not deducted for income tax purposes                   -          253           252
       Differences in timing of revenue recognition
           for financial reporting purposes and
           income tax purposes, primarily related to cost
           reimbursement settlements                                      381           68         (743)
       Differences in timing of expense deductions for
           financial reporting purposes and income tax purposes         (964)          785          (44)
                                                                    ----------  -----------   -----------

Taxable earnings                                                    $   1,504   $    3,168    $    1,594
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

(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC, an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 5% in 2002 and 2001 and 6% in 2000 of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 2002 and 2001, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $1,021,000 and $978,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

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

       The Development General Partner loaned the Fund $597,000, as required by the Cash Flow Deficit Guaranty Agreement, to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum, were $1,292,000 and $1,240,000 at December 31, 2002 and 2001, respectively. The Fund is obligated to repay these loans when certain specified financial criteria are met, the most significant of which is the payment of a preferred return to the assignee limited partners as defined in the Fund's partnership agreement.

       Transactions with the Fund's general partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):

                                                  2002        2001       2000
                                                --------     -------   --------

        Management and administration fees     $   3,366    $ 3,295    $  3,629
        Drugs and medical supplies purchases       3,840      4,344       3,601
        Nursing and rehabilitation services        6,441      5,718       4,848
        Interest expense on borrowings                95         93          94


       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel, including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represented approximately 63%, 62% and 64% in 2002, 2001 and 2000, respectively, of total operating expenses.

(4)    Debt

       Effective June 12, 2000, the Fund established a line of credit with a maximum borrowing limit of $4,000,000. Borrowing under the line of credit bears interest at a floating rate, which equal the announced commercial prime rate. The bank shall review the line of credit each year for a one-year extension. This line of credit has been reaffirmed until June 1, 2003. There were no borrowings outstanding under the line of credit agreement at December 31, 2002 and 2001. Any borrowings are secured primarily by the accounts receivable of the Fund.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(4) Debt (continued)

       Effective February 28, 2000, the Fund extended all existing mortgages through June 12, 2000. The mortgages bore interest at LIBOR plus 1.55%. The Fund closed the mortgage loan refinancing with a new bank for loans totaling $24,000,000 on June 12, 2000. The renewal terms became effective on June 12, 2000 and provide for a term of five years at an interest rate of 9.75%. Monthly payments of $229,886 were based on a 20-year amortization schedule. The mortgage was subject to mandatory prepayment at the option of the bank in its sole discretion in an amount equal to the unpaid principal balance, all accrued and unpaid interest and all other amounts due hereunder at any time during the following periods:
       March 1, 2005 through September 1, 2005 and March 1, 2010 through September 1, 2010.

       Effective February 1, 2003 the Fund amended the existing mortgage. The amendment provides for a term of five years at an interest rate of 6.5%. Monthly payments of $180,242 are based on a 20-year amortization schedule with a mandatory prepayment option at the banks discretion during the period between November 1, 2007 through May 1, 2008.

       Debt at December 31 consisted of the following (in thousands):

                                           2002           2001
                                      -------------   ------------
        Mortgage notes payable
            Maryland facilities       $     10,263    $    10,474
            Woodlands facility               5,365          5,475
            Frederick facility               4,578          4,673
            Hamilton facility                2,671          2,726
                                      -------------   ------------
                                            22,877         23,348
        Less current portion                  (606)          (435)
                                      -------------   ------------
                                       $     22,271    $    22,913
                                      =============   ============

       Principal payments on the new mortgage loans during the next five years are as follows: $606,000 in 2003, $712,000 in 2004, $765,000 in 2005,
       $817,000 in 2006 and $19,977,000 in 2007 at the banks option.

       The mortgage notes payable are secured by deeds of trust on the related property and all assets of the Fund. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants.

       Cash outflows from operating activities included interest paid of $2,291,000, $2,134,000 and $2,082,000 in 2002, 2001 and 2000,
       respectively.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)



(5)    Distributions to Partners and Allocation of Net Earnings

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners. Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows and working capital if needed. Cash distributions per unit aggregated $2.12 in 2002, 2001 and 2000.

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

       The fair value of the Fund's debt approximates $30,255,000 as of December 31, 2002.

(8)    Certain Significant Risks and Uncertainties

       The Fund receives revenues from Medicare, Medicaid, private insurance, self-pay residents, and other third party payors. The healthcare industry is experiencing the effects of the federal and state governments' trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with providers. These cost containment measures, combined with the increasing influence of managed care payors and competition for patients, have resulted in constrained rates of reimbursement for services provided by the Fund.

       The Medicaid and Medicare programs are highly regulated. The failure of the Fund to comply with applicable reimbursement regulations could adversely affect its business. The Fund monitors its receivables from third party payor programs and reports such revenues at the net realizable value expected to be received.

       On December 15, 2000, Congress passed the Benefits Improvement Protection Act that increased the nursing component of federal prospective payment system's rates by

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(8) Certain Significant Risks and Uncertainties (continued)

       approximately 16.7% for the period from April 1, 2001 through September 30, 2002. The legislation also changed the 20% add-on to 3 of the 14 rehabilitation resource utilization group categories to a 6.7% add-on to all 14 rehabilitation resource utilization group categories beginning April 1, 2001. The Medicare Part B consolidated billing provision of the Balance Budget Refinement Act was repealed except for Medicare Part B therapy services and the moratorium on the $1,500 therapy caps was extended through calendar year 2002. These changes had a positive impact on operating results.

       A number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act enactments, providing additional funding for Medicare participating skilled nursing facilities, expired on September 30, 2002. The expiration of these provisions has reduced the Fund's Medicare per diems per beneficiary, on average, by $34 (the Medicare Cliff). For Federal fiscal year 2003, the Centers for Medicare and Medicaid Services used their discretionary authority to continue the payment add-ons. The recently released proposed Federal Budget for fiscal year 2004 indicates that the Centers for Medicare and Medicaid Services will extend the add-ons described in the previous paragraph for the coming year. It is uncertain as to whether as part of the rule-making process the agency will propose changes in how the add-ons are applied. Proposed rules are normally released in late April with a 60-day public comment period. By law, final rules for coming fiscal year must be issued by August 1. Effective October 1, 2002, Medicare rates adjusted for the Medicare Cliff were increased by a 2.6% annual market basket adjustment. For the Fund, the net impact of these provisions is estimated to adversely impact annual revenue and operating income October 1, 2002 by approximately $1.2 million.

       The recent economic downturn is having a detrimental affect on state revenues in most jurisdictions. Budget shortfalls range from 4-5% of outlays upwards to 20% of outlays in a handful of states. Historically these budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, the Fund expects continuing cost containment pressures on Medicaid outlays for nursing homes in the states in which it operates. State-specific details are just emerging as state legislatures begin the tasks of approving state budgets.

       The plight of state governments has helped to elevate issues related to Medicaid onto the national agenda. During the 107th Congress, the U.S. Senate passed legislation providing states with a temporary increase in the Federal Matching Assistance Percentage. This legislation was not passed, however, it has been reintroduced in both the U.S. Senate and the U.S. House of Representatives. In his proposed federal budget for fiscal year 2004, the

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(8) Certain Significant Risks and Uncertainties (continued)

       President offered modest additional fiscal support and advanced several ideas for revising the program. The 108th Congress is expected to consider an array of Medicaid reform proposals.

       It is not possible to quantify fully the effect of potential legislative or regulatory changes, the administration of such legislation or any other governmental initiatives on the Fund's business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not further adversely affect the Fund's business. There can be no assurance that payments under governmental and private third party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. The Fund's financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

(9) Quarterly Financial Data (Unaudited)

       The Fund's unaudited quarterly financial information is as follows (in thousands):

                                  Total Net          Income from
                                    Revenues          Operations
         Quarter ended:

         March 31, 2002              $15,070                $834
         June 30, 2002                15,426                 483
         September 30, 2002           15,613                 551
         December 31, 2002            15,811                 516

         March 31, 2001               14,251                 351
         June 30, 2001                14,291                 383
         September 30, 2001           15,288                 963
         December 31, 2001            16,103                 494

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                             Partnership Information


Directors and Executive Officers

Meridian Healthcare Investments, Inc.
Development General Partner

         Robert H. Fish
         President and Director

         George V. Hager, Jr.
         Vice President and Treasurer

Brown Healthcare, Inc.
Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer


                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2002 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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