Form 10-K, Exhibit 13
period 2003-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 2004-03-30
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                               2003 Annual Report

                                 April 15, 2004

Dear Investor:

         The general partners of Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund") are pleased to discuss the operating performance of our seven nursing home facilities.

OPERATIONS

         While operating revenues from the nursing centers increased modestly in 2003 when compared to 2002, net earnings were relatively unchanged due to increased operating expenses.

Overall 2003 revenues of $63,849,000 increased $1,929,000 or 3.1% from the same period in 2002. This increase was primarily the result of Medicaid rate increases. Medicaid revenue increased $2,583,000 primarily due to an overall rate increase of approximately 8.6% driven by the four Maryland centers, which received their annual Medicaid rate adjustment in July 2003. Medicaid settlements for prior year audits were finalized, resulting in increased Medicaid revenue of $933,000. Medicare revenue decreased $76,000 due to decreased utilization of Medicare Part B services.

         Revenues from private and other patients decreased $555,000 to $9,439,000 in fiscal year 2003 as compared to $9,994,000 in fiscal year 2002. This decrease was a result of lower private census, which was partially offset by a slight increase in insurance census. Private census made up 8.0% of the overall census in fiscal year 2003 compared to 9.3% in fiscal year 2002. In fiscal year 2003, insurance census made up 2.4% of the overall census as compared to 2.3% in fiscal year 2002.

         Operating expenses increased $2,874,000 or 5.7 % in fiscal year 2003 as compared to fiscal year 2002. This increase was primarily due to the increased cost of nursing services, ancillary costs, and property and liability insurance. Nursing costs increased $1,407,000 due to increases in salary and wages, partially offset by the decreased utilization of temporary nurse staffing. Salary and wage expense for nurses increased $2,624,000, while temporary nurse staffing expense decreased $1,217,000. Ancillary expenses increased $688,000 during 2003 when compared to 2002 due to growth in the Medicare census, whose customers have high ancillary usage. The remaining increase in operating costs was due to annual property and liability insurance rate increases, and general inflationary cost increases.

         Management and administration fees increased $77,000 or approximately 2.3% in 2003 as compared to 2002. This increase was due to an increase in the management fee expense, which is calculated at 5% of the Fund's net revenues.

         General and administrative expenses decreased $324,000 or 23.3% in comparison to 2002. This decrease was primarily due to a change in New Jersey regulations which resulted in a $190,000 reduction of a filing fee expense recognized in fiscal year 2002.

         Depreciation and amortization expense increased $91,000 to $2,114,000 for the twelve months ended December 31, 2003 compared to the same period in the prior year. This increase was due to an increase in depreciation expense for equipment purchases and an increase in amortization of deferred financing fees due to the amortization of restructuring fees of $227,000 incurred February 1, 2003.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


OPERATIONS (continued)

         Interest expense decreased $731,000 for the twelve months ended December 31, 2003 as compared to the same period in fiscal year 2002 due to the reduction of the interest rate from 9.75% to 6.5% effective February 1, 2003.


FINANCING

         The Fund closed its $24,000,000 mortgage loan refinancing on June 12, 2000. The renewal terms provided for a term of five years at an interest rate of 9.75%. Monthly payments were based on a 20-year amortization schedule with a balloon payment due at the end of the 5-year term. Effective February 1, 2003 the Fund amended the existing mortgage. The amendment provides for an interest rate of 6.5% for five years. Effective February 1, 2008 and again on February 1, 2013 the interest rate is adjusted to a fixed rate based on the bank's prime rate plus 1/4% or a floating rate based on the bank's prime rate at the Fund's option. Monthly payments of $180,242 are based on a 20-year amortization schedule with a mandatory prepayment option at the Bank's discretion during the period from November 1, 2007 through May 1, 2008 and November 1, 2012 through May 1, 2013. The new terms resulted in debt service savings of approximately $541,000 in 2003.

         The Fund has a $4,000,000 line of credit with the same lender under terms similar to the mortgage loan terms described above, except that the line of credit facility requires annual reaffirmation. As of December 31, 2003, the Fund had borrowed $227,000 under this credit facility to fund financing fees incurred in connection with the amendment of mortgage terms, discussed above.


CASH DISTRIBUTION

         On February 19, 2004 the Fund made its fourth quarter 2003 distribution to partners in the amount of $583,348. This distribution was funded by fourth quarter 2003 operations. Distributions from 2003 operations to partners totaled $2,333,392, representing a 6% return, and were funded by operations and working capital of approximately $731,000.

         The Fund is monitoring pending Medicaid legislation in both North Carolina and Maryland and evaluating further capital improvement needs at the facilities. The favorable or unfavorable resolutions of these issues could impact the Fund's distribution levels in 2004. Legislation is currently pending in North Carolina which would convert the State Medicaid system to a provider tax based system. Such a system would provide higher reimbursement levels to the Fund's North Carolina facilities, however the passage of this legislation is uncertain at this time and there is no discernable timeframe as to whether or when any changes to the system will occur.

         Due to a running budget deficit in the State of Maryland, of which the State Medicaid program represents a significant component, there is a risk that a reduction in Maryland Medicaid reimbursement rates could occur after June 30, 2004. The Fund is closely monitoring this situation and anticipates that the extent of any rate reductions, if any, will be known by the time the Maryland legislature recesses in April 2004.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


CASH DISTRIBUTION (continued)

         The Fund performed approximately $1.2 million of non-routine capital improvements to enhance the functionality and marketability of its Maryland centers in 2003. The Fund will continue to evaluate the capital needs of the facilities in 2004 and would expect to draw on its line of credit facility to fund improvements in excess of routine requirements.


SUMMARY

         Given the continued uncertainty regarding Medicare and Medicaid reimbursement rates, the major challenges to the Fund in the foreseeable future will be to control operating expenses, maintain a quality mix of patients and to increase the overall census at each of the facilities. The Fund will also continue to closely monitor the skilled nursing facility market for any favorable liquidation opportunities that may materialize.

Very truly yours,


   /s/  John M. Prugh                      /s/  George V. Hager

John M. Prugh, President                George V. Hager, Chief Executive Officer
Brown Healthcare, Inc.                  Meridian Healthcare Investments, Inc.
Administrative General Partner          Development General Partner

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                              Financial Statements

                          INDEPENDENT AUDITORS' REPORT




To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership and subsidiaries (the
Fund) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, the Fund adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.


                                          /s/   KPMG LLP


Philadelphia, Pennsylvania
February 13, 2004

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


               Consolidated Balance Sheets (Dollars in thousands)

                                                                                     December 31,
                                                                        --------------------------------------
                                                                              2003                  2002
                                                                        ---------------       ----------------
Assets
Current assets
    Cash and cash equivalents                                           $        1,141        $           740
    Accounts receivable, net of allowance for doubtful
      accounts of $855 in 2003 and $1,353 in 2002                                7,248                  7,809
    Estimated third-party payor settlements                                        362                    840
    Prepaid expenses and other current assets                                      806                    766
                                                                        ---------------       ----------------

Total current assets                                                             9,557                 10,155
                                                                        ---------------       ----------------

Property and equipment
    Land and improvements                                                        2,032                  2,020
    Buildings and improvements                                                  47,489                 46,156
    Furniture and equipment                                                      7,253                  6,629
                                                                        ---------------       ----------------
                                                                                56,774                 54,805
    Accumulated depreciation                                                   (25,567)               (23,574)
                                                                        ---------------       ----------------
                                                                                31,207                 31,231
                                                                        ---------------       ----------------
Other assets
    Goodwill, net of accumulated amortization                                    4,237                  4,237
    Loan acquisition costs, net of accumulated amortization                        322                    216
                                                                        ---------------       ----------------
                                                                                 4,559                  4,453
                                                                        ---------------       ----------------

Total assets                                                            $       45,323        $        45,839
                                                                        ===============       ================

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                                   $          712        $           606
    Line of credit                                                                 227                      -
    Accrued compensation and related costs                                          83                      3
    Accounts payable and other accrued expenses
      Trade                                                                      2,036                  1,130
      Related party                                                                921                  1,678
    Estimated third-party payor settlements                                      1,984                  2,527
                                                                        ---------------       ----------------

Total current liabilities                                                        5,963                  5,944
                                                                        ---------------       ----------------

Deferred management fee payable                                                  1,063                  1,021
Loan payable to Development General Partner                                      1,343                  1,292
Long-term debt                                                                  21,504                 22,271
                                                                        ---------------       ----------------
                                                                                23,910                 24,584
                                                                        ---------------       ----------------

Partners' capital
    General partners                                                              (161)                  (162)
    Assignee limited partners; 1,540,040 units issued and outstanding           15,611                 15,473
                                                                        ---------------       ----------------

Total partners' capital                                                         15,450                 15,311
                                                                        ---------------       ----------------

Total liabilities and partners' capital                                 $       45,323        $        45,839
                                                                        ===============       ================

        See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP



                       Consolidated Statements of Earnings
                 (Dollars in thousands except per unit amounts)

                                                                     Years Ended December 31,
                                                        -------------------------------------------------
                                                              2003             2002             2001
                                                        ---------------   --------------   --------------
Revenues
    Medicaid and Medicare patients                      $       54,310    $      51,803    $      49,022
    Private and other patients                                   9,439            9,994           10,760
    Investment and other income                                    100              123              151
                                                        ---------------   --------------   --------------
                                                                63,849           61,920           59,933
                                                        ---------------   --------------   --------------


Expenses
    Operating, including $9,257, $10,281 and $10,062
      to related parties                                        53,220           50,346           48,774
    Management and administration fees
      to related parties                                         3,443            3,366            3,295
    General and administrative                                   1,067            1,391              972
    Depreciation and amortization                                2,114            2,023            2,244
    Interest expense                                             1,679            2,410            2,457
                                                        ---------------   --------------   --------------
                                                                61,523           59,536           57,742
                                                        ---------------   --------------   --------------

Net earnings                                            $        2,326    $       2,384    $       2,191
                                                        ===============   ==============   ==============


Net earnings per unit of assignee limited partnership
    interest - basic (computed based on 1,540,040 units
    outstanding in 2003, 2002 and 2001)                 $         1.50    $        1.53    $        1.41
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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP



              Consolidated Statement of Partners' Capital (Deficit)
                             (Dollars in thousands)

                                                                             Assignee
                                             General           Limited
                                            Partners           Partners           Total
                                         --------------   -----------------  --------------

Balance at December 31, 2000             $        (142)   $         17,490   $      17,348

Net earnings                                        22               2,169           2,191

Distributions to partners                          (33)             (3,273)         (3,306)
                                         --------------   -----------------  --------------

Balance at December  31, 2001                     (153)             16,386          16,233

Net earnings                                        24               2,360           2,384

Distributions to partners                          (33)             (3,273)         (3,306)
                                         --------------   -----------------  --------------

Balance at December  31, 2002                     (162)             15,473          15,311

Net earnings                                        23               2,303           2,326

Distributions to partners                          (22)             (2,165)         (2,187)
                                         --------------   -----------------  --------------

Balance at December  31, 2003            $        (161)   $         15,611   $      15,450
                                         ==============   =================  ==============


        See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP



                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                           Years Ended December 31,
                                                                  -----------------------------------------
                                                                       2003         2002           2001
                                                                  -----------    ----------     -----------
Cash flows from operating activities
   Net earnings                                                   $    2,326     $   2,384      $    2,191
   Adjustments to reconcile net earnings to net cash
      provided by operating activities
        Depreciation of property and equipment                         1,993         1,941           1,909
        Amortization of intangibles                                      121            82             338
        Minority interest in net earnings of operating
          partnerships                                                    26            30              33
        Increase in loan payable to Development General Partner           51            52              52
        Increase in deferred management fee payable                       42            43              41
        Change in other assets and liabilities
              Accounts receivable                                        561         1,331            (150)
              Estimated third-party pay or settlements, net              (65)          350             852
              Prepaid expenses and other current assets                  (40)         (218)            102
              Accrued compensation and related costs                      80          (472)           (580)
              Accounts payable and other accrued expenses                149        (1,790)            915
                                                                  -----------    ----------     -----------

Net cash provided by operating activities                              5,244         3,733           5,703
                                                                  -----------    ----------     -----------

Cash flows from investing activities -
    additions to property and equipment                               (1,969)       (1,245)           (902)
                                                                  -----------    ----------     -----------

Cash flows from financing activities
    Deferred financing fees                                             (227)            -               -
    Proceeds from long-term debt                                         227             -               -
    Repayment of long-term debt                                         (661)         (471)           (428)
    Distributions to partners                                         (2,187)       (3,306)         (3,306)
    Distributions to minority interests                                  (26)          (37)           (109)
                                                                  -----------    ----------     -----------

Net cash used in financing activities                                 (2,874)       (3,814)         (3,843)
                                                                  -----------    ----------     -----------

Net increase (decrease) in cash and cash equivalents                     401        (1,326)            958
Cash and cash equivalents, beginning of year                             740         2,066           1,108
                                                                  -----------    ----------     -----------

Cash and cash equivalents, end of year                            $    1,141     $     740      $    2,066
                                                                  ===========    ==========     ===========



        See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                   Notes to Consolidated Financial Statements
                        December 31, 2003, 2002 and 2001


(1)    Organization and Operations

       Meridian  Healthcare  Growth and Income Fund Limited  Partnership (the
       Fund) was organized under the laws of the State of Delaware and will continue to operate through December 31, 2037, unless terminated sooner under the provisions of the Partnership Agreement. The Fund's Administrative General Partner is Brown Healthcare, Inc. and the Fund's Development General Partner is Meridian Healthcare Investments, Inc. Brown Healthcare Holding Co., Inc. is the Fund's Assignor Limited Partner. Meridian Healthcare Investments, Inc. is a subsidiary of Genesis HealthCare Corporation (Genesis).

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

                                Available
                  Year            Days             Occupancy
              -------------   --------------    -----------------
                  2003           403,000             88.2%
                  2002           403,000             89.9%
                  2001           406,000             90.0%

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

       Under certain retrospective Medicaid systems, revenues are generally based on reimbursement of the reasonable direct and indirect costs of providing services to program participants. The Fund separately estimates revenues due from each third-party with which it has a contractual arrangement and records anticipated settlements with these parties in the contractual period during which services were rendered. The amounts actually reimbursable under the cost based reimbursement programs are determined by filing cost reports which are then subject to audit and retroactive adjustment by the payor. The Fund provides an allowance for potential audit adjustments to the interim reimbursement amounts received under these cost reimbursement programs. Revisions to this allowance, if any, are recorded as an adjustment to revenues in the year such amounts are determined. Factors that management considers when establishing or adjusting an allowance for potential audit adjustments include, but are not limited to, changes in estimates resulting from improved cost information and preliminary results of third-party audits and reviews. Adjustments and final settlements with third-party payors are reflected in operations at the time of the adjustment or settlement as an increase or decrease to the balance of estimated third-party payor settlements and revenue.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2) Summary of Significant Accounting Policies (continued)

       Allowance for Doubtful Accounts (continued)

       The Fund has developed estimated standard allowance requirement percentages by utilizing historical collection trends and its understanding of the nature and collectibility of receivables in the various aging categories and the various segments of the Fund's business. The standard allowance percentages are developed by payor type as the accounts receivable from each payor type have unique characteristics. The allowance for doubtful accounts is determined utilizing the aging method described above while also considering accounts specifically identified as uncollectible. Accounts receivable that the Fund's management specifically estimates to be uncollectible, based upon the age of the receivables, the results of collection efforts or other circumstances, are fully reserved for in the allowance for doubtful accounts until they are written-off.

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

       SFAS 142 also requires an annual impairment test. Goodwill should be tested more frequently if changes in circumstances or the occurrence of events indicate impairment exists. The Fund performed the annual impairment test effective December 31, 2003 and 2002 and the results of this test indicated that the fair value of the Fund's goodwill exceeded carrying amounts.

       The following table reconciles the prior year's reported net earnings to its respective pro forma balances adjusted to exclude goodwill amortization expense which is no longer amortized under the provisions of SFAS 142 (in thousands):


                                           2003          2002           2001
                                       -----------    ----------     ----------

        Reported Net Earnings          $    2,326     $   2,384      $   2,191

        Add back: goodwill amortization       --             --            254
                                       -----------    ----------     ----------
        Adjusted net earnings          $    2,326     $   2,384      $   2,445
                                       ===========    ==========     ==========




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

             Notes to Consolidated Financial Statements (continued)


(2) Summary of Significant Accounting Policies (continued)

       Income Taxes (continued)

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31, is summarized as follows (in thousands):

                                                                  2003          2002         2001
                                                              -----------   -----------  -----------

Net earnings per consolidated statements of earnings          $    2,326    $    2,384   $    2,191
Accelerated depreciation deducted for income
    tax purposes over straight-line depreciation
    deducted for financial reporting purposes                       (289)         (297)        (129)
Amortization of goodwill deducted for financial reporting
    purposes, not deducted for income tax purposes                     -             -          253
Differences in timing of revenue recognition
    for financial reporting purposes and
    income tax purposes, primarily related to cost
    reimbursement settlements                                       (285)          381           68
Differences in timing of expense deductions for
    financial reporting purposes and income tax purposes            (373)         (964)         785
                                                              -----------   -----------  -----------

Taxable earnings                                              $    1,379    $    1,504   $    3,168
                                                              ===========   ===========  ===========


       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated.

(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC, an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 5% of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 2003 and 2002, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $1,063,000 and $1,021,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

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

       The Development General Partner loaned the Fund $597,000, as required by the Cash Flow Deficit Guaranty Agreement, to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum, were $1,343,000 and $1,292,000 at December 31, 2003 and 2002, respectively. The Fund is obligated to repay these loans when certain specified financial criteria are met, the most significant of which is the payment of a preferred return to the assignee limited partners as defined in the Fund's partnership agreement.

       Transactions with the Fund's general partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):

                                                   2003      2002        2001
                                                --------    -------    --------
        Management and administration fees      $  3,443    $ 3,366    $  3,295
        Drugs and medical supplies purchases       3,560      3,840       4,344
        Nursing and rehabilitation services        5,697      6,441       5,718
        Interest expense on borrowings                93         95          93


       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel, including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represented approximately 64%, 63% and 62% in 2003, 2002 and 2001, respectively, of total operating expenses.

(4)    Debt

       Effective June 12, 2000, the Fund established a line of credit with a maximum borrowing limit of $4,000,000. Borrowing under the line of credit bears interest at a floating rate, equal to the announced commercial prime rate. The bank reviews the line of credit each year to consider extending. This line of credit has been reaffirmed until June 1, 2004. As of December 31, 2003 the Fund had borrowed $227,000 under this line of credit.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(4) Debt (continued)

       Effective February 28, 2000, the Fund extended all existing mortgages through June 12, 2000. The mortgages bore interest at LIBOR plus 1.55%. The Fund closed the mortgage loan refinancing with a new bank for loans totaling $24,000,000 on June 12, 2000. The renewal terms became effective on June 12, 2000 and provided for a term of five years at an interest rate of 9.75%. Monthly payments of $229,886 were based on a 20-year amortization schedule.

       Effective February 1, 2003, the existing mortgages were amended. The amendment provides for an interest rate of 6.5% for five years. Effective February 1, 2008 and again on February 1, 2013, the interest rate is adjusted to a fixed rate based on the bank's prime rate plus 1/4% or a floating rate based on the bank's prime rate at the Fund's option. Monthly payments of $180,242 are based on a 20-year amortization schedule with a mandatory prepayment option at the banks sole discretion during the period between November 1, 2007 through May 1, 2008 and November 1, 2012 and May 1, 2013. All outstanding interest and principal is due June 1, 2015.

       Debt at December 31 consisted of the following (in thousands):

                                              2003           2002
                                         -------------   ------------
        Mortgage notes payable
            Maryland facilities          $      9,966    $    10,263
            Woodlands facility                  5,211          5,365
            Frederick facility                  4,446          4,578
            Hamilton facility                   2,593          2,671
                                         -------------   ------------
                                               22,216         22,877
        Less current portion                     (712)          (606)
                                         -------------   ------------
                                         $     21,504    $    22,271
                                         =============   ============


       Principal payments on the amended mortgage loans during the next five years are as follows: $712,000 in 2004, $765,000 in 2005, $817,000 in
       2006, $872,000 in 2007 and $19,050,000 in 2008 at the banks option.

       The mortgage notes payable are secured by deeds of trust on the related property and all assets of the Fund. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants.

       Cash outflows from operating activities included interest paid of $1,627,000, $2,291,000 and $2,134,000 in 2003, 2002 and 2001,
       respectively.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(5)    Distributions to Partners and Allocation of Net Earnings

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners. Cash distributions to partners were made from net cash provided by operating activities as disclosed on the statements of cash flows and working capital if needed. Cash distributions per unit of assignee limited partnership interest aggregated $1.41 in 2003 and $2.13 in 2002 and 2001.

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

       The fair value of the Fund's debt approximates the carrying value at December 31, 2003. The fair value is determined based on rates currently offered by lending institutions for debt instruments of similar terms.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(8) Certain Significant Risks and Uncertainties (continued)

       On December 15, 2000, Congress passed the Benefits Improvement Protection Act, increasing the nursing component of federal prospective payment system's rates by approximately 16.7% for the period from April 1, 2001 through September 30, 2002. The legislation also changed the 20% add-on to 3 of the 14 rehabilitation resource utilization group categories to a 6.7% add-on to all 14 rehabilitation resource utilization group categories beginning April 1, 2001.

       A number of provisions of the Balanced Budget Refinement Act and the Benefits Improvement and Protection Act, providing additional funding for Medicare participating skilled nursing facilities, expired on September 30, 2002 resulting in an approximate 10% reduction in the rates paid to us for providing services to Medicare patients. We refer to the expiration of the additional funding as the "skilled nursing facility Medicare cliff." Effective October 1, 2002, Medicare rates adjusted for the skilled nursing facility Medicare cliff were increased by a 2.6% annual market basket adjustment. For the Fund, the net impact of these provisions adversely impacted annual revenue and net earnings in fiscal 2003 by approximately $900,000.

       The final fiscal year 2004 prospective payment system rules for skilled nursing facilities became effective on October 1, 2003. The final rules enhance the reimbursement rates for fiscal year 2004 by increasing base rates by 6.26% (a 3% increase in the annual update factor and a 3.26% upward adjustment correcting previous forecast errors). These changes are estimated to increase Medicare payment rates per patient day by $19. The final rules also provide for the continuation through fiscal year 2004 of certain payment add-ons that were authorized in the Balanced Budget Refinement Act to compensate for non-therapy ancillaries.

       The recent economic downturn is having a detrimental affect on state revenues in most jurisdictions. Budget shortfalls range from 4% to 5% of outlays upwards to 20% of outlays in a handful of states. Historically these budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we expect continuing cost containment pressures on Medicaid outlays for skilled nursing facilities in the states in which we operate. In each of the major states where we provide services, we are working with trade groups, consultants and government officials to responsively address the particular funding issues.

       The plight of state governments has helped to elevate issues related to Medicaid onto the national agenda. In May 2003, Congress passed the Jobs and Growth Tax Relief Reconciliation Act of 2003 which provided temporary relief to states by providing a 2.9% temporary increase in the Federal Medicaid Assistance Percentage for five quarters. This

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(8) Certain Significant Risks and Uncertainties (continued)

       assistance is estimated to provide states with an aggregate of $10 billion in Medicaid relief. Unless Congress acts to extend this financial support, the temporary assistance will expire on June 30, 2004.

       Late in November 2003, the General Accounting Office released a study examining how nursing home reimbursement has been affected by the fiscal crisis being experienced by a number of states. The report documents that most states have sustained their reimbursement commitments. States have tapped reserves, tobacco settlement monies and other funding strategies including provider assessments to meet their obligations. While the data does not evaluate the adequacy of state Medicaid payments for nursing facility services, the analysis does suggest that under current difficult conditions states are honoring their commitments.

       It is not possible to fully quantify the effect of potential legislative or regulatory changes, the administration of such legislation or any other governmental initiatives on the Fund's business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not further adversely affect the Fund's business. There can be no assurance that payments under governmental and private third party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. The Fund's financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

(9) Quarterly Financial Data (Unaudited)

       The Fund's unaudited quarterly financial information is as follows (in thousands):

                                         Total Net                Net
                                         Revenues              Earnings
         Quarter ended:

         March 31, 2003                   $15,407                 $321
         June 30, 2003                     15,343                  378
         September 30, 2003                16,028                  538
         December 31, 2003 (1)             17,071                1,089

         March 31, 2002                    15,070                  834
         June 30, 2002                     15,426                  483
         September 30, 2002                15,613                  551
         December 31, 2002                 15,811                  516

         (1) Increase in quarterly net earnings primarily due to favorable Medicaid settlements of $451 related to prior year audits

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                             Partnership Information


Directors and Executive Officers

Meridian Healthcare Investments, Inc.
Development General Partner

         George V. Hager, Jr.
         Chairman and Chief Executive Officer

         James V. McKeon
         Chief Financial Officer

         Eileen M. Coggins
         Sr. Vice President and Secretary

Brown Healthcare, Inc.
Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer



                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2003 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Services
         Brown Healthcare, Inc.
         300 East Lombard Street
         Suite 1200
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         1601 Market Street
         Philadelphia, Pennsylvania 19103

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