Form 10-K, Exhibit 13
period 2004-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 2005-03-30
CIK 826682

MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                               Letter to Investors

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                               2004 Annual Report

                                 April 15, 2005



Dear Investor:

         The general partners of Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund") are pleased to discuss the potential sale and operating results of the seven nursing home facilities.


SALE

         On February 11, 2005 the Fund entered into an Asset Purchase Agreement for the sale of the seven nursing facilities and on February 22, 2005 the Purchaser escrowed its required $1,000,000 good faith deposit under this Agreement. The purchase price per the Agreement is $50,000,000. Under the terms of the Agreement and assuming the consent of the holders of a majority of the Fund's units, the General Partners expect the sale to close by the end of the second quarter of 2005 and project the sale will result in distributable proceeds of approximately $20 per original $25 investment unit.


OPERATIONS

         Net earnings from the nursing centers increased $1,093,000, or 47% in 2004 when compared to 2003 due to the proportionately larger increase in revenues versus expenses.

        Overall 2004 revenues of $65,706,000 increased $1,857,000 or 2.9% from the same period in 2003. This increase was primarily the result of (1) Medicaid rate increases and (2) growth in Private and other patients. Medicaid revenue increased $995,000 primarily due to an overall rate increase of approximately 7.2% driven by the four Maryland centers, which received their annual Medicaid rate adjustment in July 2004, and a rate increase effective October 2003 for the two North Carolina facilities. Revenues from private and other patients increased $787,000 to $10,226,000 in fiscal year 2004 as compared to $9,439,000 in fiscal year 2003. This increase is due to growth in the Private and Insurance census along with an Insurance rate increase. The Private average daily census increased 1.3% or 1 resident, and the Insurance average daily census increased 28.4% or 6.5 residents.

         Operating expenses increased $380,000 or .7 % in fiscal year 2004 as compared to fiscal year 2003. This increase is primarily due to the increased cost of nursing services and supplies, state assessment taxes, and property and liability insurance, which is being partially offset by a decrease in bad debt expenses and ancillary costs. Nursing costs increased $113,000 for the year ended December 31, 2004 as compared to the same period in 2003. Nursing purchased services and supplies increased $128,000 for fiscal year 2004 as compared to fiscal year 2003. An assessment levied by the State of North Carolina to patient days retroactive to October 2003 in the amount of $640,000 was recognized in 2004. Property and Liability insurance increased $248,000 for fiscal year 2004 as compared to fiscal year 2003 due to annual rate increases effective in June. Bad debt expense decreased $512,000 in 2004 when compared to 2003. In addition, ancillary expenses decreased $385,000 or 4.8% in 2004 when compared to 2003 due to a decline in the Medicare census, whose customers have high ancillary usage. The remaining increase in operating costs is due to general inflationary pressures.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

OPERATIONS (continued)

         Management and administration fees increased $161,000 or approximately 4.7% in 2004 as compared to 2003. This increase was due to primarily to an increase in the management fee expense, which is calculated at 5% of the Fund's net revenues.

         General and administrative expenses increased $223,000 or 20.9% in comparison to 2003. This increase was primarily due to understated 2003 expenses resulting from a $190,000 adjustment relating to New Jersey filing fees.

         Depreciation and amortization expense increased $46,000 to $2,160,000 for the twelve months ended December 31, 2003 compared to the same period in the prior year.

         Interest expense decreased $46,000 for the twelve months ended December 31, 2004 as compared to the same period in fiscal year 2003 due to the normal amortization of the loan's principal balance.


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

         The Fund has a $4,000,000 line of credit with the same lender under terms similar to the mortgage loan terms described above, except that the line of credit facility requires annual reaffirmation. As of December 31, 2004, the Fund had borrowed $227,000 under this credit facility to fund financing fees incurred in connection with the amendment of mortgage terms, discussed above.


CASH DISTRIBUTION

         On February 28, 2005 the Fund made its fourth quarter 2004 distribution to partners in the amount of $583,348. This distribution was funded by fourth quarter 2004 operations. Distributions from 2004 operations to partners totaled $2,333,392, representing a 6% return, and were fully funded by the operations of the seven nursing facilities.

         The Fund continues to evaluate the impact of proposed Medicaid and Medicare legislation and further capital improvement needs at the facilities. If the sale is not consummated, future distributions will be influenced by these considerations.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


SUMMARY

         Given the improving capital market for skilled nursing facilities, the continued uncertainty regarding Medicare and Medicaid reimbursement rates, the aging of the facilities and the increasing capital improvement needs of the facilities, the General Partners believe a sale at this time will maximize the investment for the unit holders. We are optimistic the Fund will close under the terms and conditions of the Purchase and Sale Agreement by the end of the second quarter of 2005. We will keep you advised of any developments.


Very truly yours,





John M. Prugh, President             George V. Hager, Chief Executive Officer
Brown Healthcare, Inc.               Meridian Healthcare Investments, Inc.
Administrative General Partner       Development General Partner

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP
                              Financial Statements

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Partners of
Meridian Healthcare Growth and
Income Fund Limited Partnership:

We have audited the accompanying consolidated balance sheets of Meridian Healthcare Growth and Income Fund Limited Partnership and subsidiaries (the
Fund) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, partners' capital (deficit), and cash flows for each for the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Healthcare Growth and Income Fund Limited Partnership and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.






Philadelphia, Pennsylvania
March 25, 2005

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

               Consolidated Balance Sheets (Dollars in thousands)

                                                                                December 31,
                                                                   --------------------------------------
                                                                         2004                  2003
                                                                   ---------------       ----------------
Assets
Current assets
    Cash and cash equivalents                                      $        1,647        $         1,141
    Accounts receivable, net of allowance for doubtful
      accounts of $499 in 2004 and $855 in 2003                             6,947                  7,248
    Estimated third-party payor settlements                                   268                    362
    Prepaid expenses and other current assets                                 827                    806
                                                                   ---------------       ----------------

Total current assets                                                        9,689                  9,557
                                                                   ---------------       ----------------

Property and equipment
    Land and improvements                                                   2,067                  2,032
    Buildings and improvements                                             48,157                 47,489
    Furniture and equipment                                                 7,730                  7,253
                                                                   ---------------       ----------------
                                                                           57,954                 56,774
    Accumulated depreciation                                              (27,595)               (25,567)
                                                                   ---------------       ----------------
                                                                           30,359                 31,207
                                                                   ---------------       ----------------
Other assets
    Goodwill, net of accumulated amortization                               4,237                  4,237
    Loan acquisition costs, net of accumulated amortization                   189                    322
                                                                   ---------------       ----------------
                                                                            4,426                  4,559
                                                                   ---------------       ----------------
Total assets                                                       $       44,474        $        45,323
                                                                   ===============       ================

Liabilities and Partners' Capital
Current liabilities
    Current portion of long-term debt                               $          765        $           712
    Line of credit                                                             227                    227
    Accrued compensation and related costs                                      50                     83
    Accounts payable and other accrued expenses
      Trade                                                                  1,414                  2,036
      Related party                                                            588                    921
    Estimated third-party payor settlements                                  1,643                  1,984
                                                                    ---------------       ----------------
Total current liabilities                                                    4,687                  5,963
                                                                    ---------------       ----------------

Deferred management fee payable                                              1,105                  1,063
Loan payable to Development General Partner                                  1,367                  1,343
Long-term debt                                                              20,779                 21,504
                                                                    ---------------       ----------------
                                                                            23,251                 23,910
                                                                    ---------------       ----------------

Partners' capital (deficit)
    General partners                                                          (150)                  (161)
    Assignee limited partners; 1,540,040 units
       issued and outstanding                                               16,686                 15,611
                                                                    ---------------       ----------------
Total partners' capital                                                     16,536                 15,450
                                                                    ---------------       ----------------

Total liabilities and partners' capital                             $       44,474        $        45,323
                                                                    ===============       ================



        See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                       Consolidated Statements of Earnings
                 (Dollars in thousands except per unit amounts)


                                                                     Years Ended December 31,
                                                        -------------------------------------------------
                                                              2004             2003             2002
                                                        ---------------   --------------   --------------

Revenues
    Medicaid and Medicare patients                      $       55,341    $      54,310    $      51,803
    Private and other patients                                  10,226            9,439            9,994
    Investment and other income                                    139              100              123
                                                        ---------------   --------------   --------------
                                                                65,706           63,849           61,920
                                                        ---------------   --------------   --------------


Expenses
    Operating, including $4,572, $9,257 and $10,281
      to related parties                                        53,600           53,220           50,346
    Management and administration fees
      to related parties                                         3,604            3,443            3,366
    General and administrative                                   1,290            1,067            1,391
    Depreciation and amortization                                2,160            2,114            2,023
    Interest expense                                             1,633            1,679            2,410
                                                        ---------------   --------------   --------------
                                                                62,287           61,523           59,536
                                                        ---------------   --------------   --------------

Net earnings                                            $        3,419    $       2,326    $       2,384
                                                        ===============   ==============   ==============


Net earnings per unit of assignee limited partnership interest - basic (computed based on 1,540,040 units
    outstanding in 2004, 2003 and 2002)                 $         2.20    $        1.50    $        1.53
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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Consolidated Statements of Partners' Capital (Deficit)
                             (Dollars in thousands)


                                                            Assignee
                                          General           Limited
                                         Partners           Partners           Total
                                      --------------   -----------------  --------------

Balance at December 31, 2001          $        (153)   $         16,386   $      16,233

Net earnings                                     24               2,360           2,384

Distributions to partners                       (33)             (3,273)         (3,306)
                                      --------------   -----------------  --------------

Balance at December  31, 2002                  (162)             15,473          15,311

Net earnings                                     23               2,303           2,326

Distributions to partners                       (22)             (2,165)         (2,187)
                                      --------------   -----------------  --------------

Balance at December  31, 2003                  (161)             15,611          15,450

Net earnings                                     34               3,385           3,419

Distributions to partners                       (23)             (2,310)         (2,333)
                                      --------------   -----------------  --------------

Balance at December  31, 2004         $        (150)   $         16,686   $      16,536
                                      ==============   =================  ==============

        See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                      Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                              Years Ended December 31,
                                                                  -------------------------------------------------
                                                                        2004              2003             2002
                                                                  ---------------   ---------------   -------------

Cash flows from operating activities
   Net earnings                                                   $        3,419    $        2,326    $      2,384
   Adjustments to reconcile net earnings to net cash
      provided by operating activities
        Depreciation of property and equipment                             2,028             1,993           1,941
        Amortization of intangibles                                          133               121              82
        Minority interest in net earnings of operating
          partnerships                                                        39                26              30
        Increase in loan payable to Development General Partner               24                51              52
        Increase in deferred management fee payable                           42                42              43
        Change in other assets and liabilities
              Accounts receivable                                            301               561           1,331
              Estimated third-party pay or settlements, net                 (247)              (65)            350
              Prepaid expenses and other current assets                      (21)              (40)           (218)
              Accrued compensation and related costs                         (33)               80            (472)
              Accounts payable and other accrued expenses                   (955)              149          (1,790)
                                                                  ---------------   ---------------   -------------
Net cash provided by operating activities                                  4,730             5,244           3,733
                                                                  ---------------   ---------------   -------------

Cash flows from investing activities -
    additions to property and equipment                                   (1,180)           (1,969)         (1,245)
                                                                  ---------------   ---------------   -------------

Cash flows from financing activities
    Deferred financing fees                                                    -              (227)              -
    Proceeds from long-term debt                                               -               227               -
    Repayment of long-term debt                                             (672)             (661)           (471)
    Distributions to partners                                             (2,333)           (2,187)         (3,306)
    Distributions to minority interests                                      (39)              (26)            (37)
                                                                  ---------------   ---------------   -------------
Net cash used in financing activities                                     (3,044)           (2,874)         (3,814)
                                                                  ---------------   ---------------   -------------

Net increase (decrease) in cash and cash equivalents                         506               401          (1,326)
Cash and cash equivalents, beginning of year                               1,141               740           2,066
                                                                  ---------------   ---------------   -------------
Cash and cash equivalents, end of year                            $        1,647    $        1,141    $        740
                                                                  ===============   ===============   =============



        See the accompanying notes to consolidated financial statements.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

                   Notes to Consolidated Financial Statements
                        December 31, 2004, 2003 and 2002


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

       The Fund owns 98.99% limited partnership interests in each of the seven operating partnerships. Brown Healthcare Inc. and Meridian Healthcare Investments Inc. are the general partners of the seven underlying partnerships. Each partnership owns and operates a nursing center located in Maryland, New Jersey, or North Carolina. As described further in Note 3, Meridian Healthcare, Inc. (MHC) and other affiliates of the Development General Partner manage the nursing centers and provide personnel to the operating partnerships, along with certain other goods and services.

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

                                Available
                  Year            Days             Occupancy
                --------      -------------      -------------
                  2004           403,000             85.5%
                  2003           403,000             88.2%
                  2002           403,000             89.9%



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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP

             Notes to Consolidated Financial Statements (continued)


(2) Summary of Significant Accounting Policies (continued)

       Cash and Cash Equivalents

       Cash and cash equivalents primarily consist of cash deposits in banks and money market funds. All cash equivalents have an original maturity of less than three months, and are stated at cost which approximates market value.

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

       Depreciation is computed using the straight-line method. Estimated useful lives established for purposes of computing depreciation range from thirty to forty years for buildings, twenty years for building improvements, ten years for land improvements, and from five to ten years for furniture and equipment. Depreciation expense for the three years ended December 31, 2004 is $2,028,000, 1,993,000 and $1,941,000
       respectively.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


(2) Summary of Significant Accounting Policies (continued)

       Goodwill (continued)

       SFAS 142 requires an annual impairment test. Goodwill should be tested more frequently if changes in circumstances or the occurrence of events indicate impairment exists. The Fund performed the annual impairment test effective December 31, 2004 and 2003 and the results of this test indicated that the fair value of the Fund's goodwill exceeded carrying amounts.

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

       A reconciliation of net earnings, as reported on the Fund's consolidated statements of earnings, to taxable earnings for the years ended December 31, is summarized as follows (in thousands):

                                                                 2004          2003         2002
                                                             -----------   -----------  -----------

Net earnings per consolidated statements of earnings         $    3,419    $    2,326   $    2,384
Accelerated depreciation deducted for income
    tax purposes over straight-line depreciation
    deducted for financial reporting purposes                      (276)         (289)        (297)
Differences in timing of revenue recognition
    for financial reporting purposes and
    income tax purposes, primarily related to cost
    reimbursement settlements                                      (172)         (285)         381
Differences in timing of expense deductions for
    financial reporting purposes and income tax purposes           (400)         (373)        (964)
                                                             -----------   -----------  -----------

Taxable earnings                                             $    2,571    $    1,379   $    1,504
                                                             ===========   ===========  ===========

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

(3)    Related Party Transactions

       The nursing centers owned by the operating partnerships are managed by MHC, an affiliate of the Development General Partner. Under the terms of the management agreements, the operating partnerships are obligated to pay monthly management fees at an annual rate equal to 5% of each nursing center's revenue. However, payment of one-half of the fees incurred for the management of the Mooresville, Salisbury and Woodlands nursing centers was deferred during the two-year period commencing with the Fund's acquisition of partnership interests in 1988 and 1989. As of December 31, 2004 and 2003, the amounts deferred under this agreement, including interest at 9% per annum, aggregated $1,105,000 and $1,063,000, respectively. The Fund is obligated to repay these amounts when certain financial criteria are met.

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

       The Development General Partner loaned the Fund $597,000, as required by the Cash Flow Deficit Guaranty Agreement, to support the operating deficits generated by the Mooresville, Salisbury and Woodlands nursing centers during each center's first two years of operations subsequent to the Fund's acquisition of the partnership interests. Loans outstanding under this arrangement, including accumulated interest from inception of the loan at 9% per annum, were $1,367,000 and $1,343,000 at December 31, 2004 and 2003, respectively. The Fund is obligated to repay these loans when certain specified financial criteria are met, the most significant of which is the payment of a preferred return to the assignee limited partners as defined in the Fund's partnership agreement.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


(3) Related Party Transactions (continued)

       Transactions with the Fund's general partners and their affiliates for the years ended December 31 are summarized as follows (in thousands):

                                                2004         2003        2002
                                             --------     -------     --------

Management and administration fees         $   3,604    $  3,443    $   3,366
Drugs and medical supplies purchases*              -       3,560        3,840
Nursing and rehabilitation services            4,572       5,697        6,441
Interest expense on borrowings                    93          93           95

           *As a result of a spin-off transaction completed on December 1, 2003, Genesis is no longer affiliated with the Fund's primary supplier of drugs and medical supplies. Consequently, such transactions are no longer reflected as related party.

       Neither the Fund nor the operating partnerships employ any personnel. All staff required by the nursing centers are employees of MHC which charges the operating partnerships for all costs related to such personnel, including payroll taxes, workers' compensation, health insurance and other fringe benefits. Salaries and benefits represented approximately 67%, 64% and 63% in 2004, 2003 and 2002, respectively, of total operating expenses.

(4)    Debt

       Effective June 12, 2000, the Fund established a line of credit with a maximum borrowing limit of $4,000,000. Borrowing under the line of credit bears interest at a floating rate, equal to the announced commercial prime rate. The bank reviews the line of credit each year to consider extending. This line of credit has been reaffirmed until June 1, 2005. As of December 31, 2004, the Fund had borrowed $227,000 under this line of credit.

       On June 12, 2000, the Fund refinanced its mortgage loans totaling $24,000,000 with a new commercial bank. The renewal terms became provided for a term of five years at an interest rate of 9.75%. Monthly payments of $229,886 were based on a 20-year amortization schedule.

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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


(4) Debt (continued)

       Debt at December 31 consisted of the following (in thousands):

                                                 2004         2003        2002
                                              --------     -------     --------

Management and administration fees          $   3,604    $  3,443    $   3,366
Drugs and medical supplies purchases*               -       3,560        3,840
Nursing and rehabilitation services             4,572       5,697        6,441
Interest expense on borrowings                     93          93           95


       Principal payments on the amended mortgage loans during the next four years are as follows: $765,000 in 2005, $817,000 in 2006, $872,000 in
       2007 and $19,090,000 in 2008 at the banks option.

       The mortgage notes payable are secured by deeds of trust on the related property and all assets of the Fund. Under the terms of these loan agreements, the operating partnerships are obligated to conform with specific financial criteria and are subject to certain other covenants.

       Cash outflows from operating activities included interest paid of $1,582,000, $1,627,000 and $2,291,000 in 2004, 2003 and 2002,
       respectively.

(5)    Distributions to Partners and Allocation of Net Earnings

       Cash is distributable and net earnings are allocable 1% to the Fund's general partnership interests and 99% to its limited partnership interests. Cash distributable to partners is determined at the discretion of the Fund's general partners. Cash distributions to partners were made from net cash provided by operating activities and working capital if needed. Cash distributions per unit of assignee limited partnership interest aggregated $1.50 in 2004, $1.41 in 2003 and $2.13 in 2002.

(6)    Commitments and Contingencies

       The Fund is a party to litigation arising in the ordinary course of business. The Fund does not believe the results of such litigation, even if the outcome is unfavorable to the Fund, would have a material effect on its consolidated financial position or results of operations.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


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

       The fair value of the Fund's debt approximates the carrying value at December 31, 2004 and 2003. The fair value is determined based on rates currently offered by lending institutions for debt instruments of similar terms.

(8)    Certain Significant Risks and Uncertainties

       The Fund receives revenues from Medicare, Medicaid, private insurance, self-pay residents, and other third-party payors. The healthcare industry is experiencing the effects of the federal and state governments' trend toward cost containment, as government and other third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with providers. These cost containment measures, combined with the increasing influence of managed care payors and competition for patients, have resulted in constrained rates of reimbursement for services provided by the Fund.

       The Medicaid and Medicare programs are highly regulated. The failure of the Fund to comply with applicable reimbursement regulations could adversely affect its business. The Fund monitors its receivables from third-party payor programs and reports such revenues at the net realizable value expected to be received.

       It is not possible to fully quantify the effect of potential legislative or regulatory changes, the administration of such legislation or any other governmental initiatives on the Fund's business. Accordingly, there can be no assurance that the impact of these changes or any future healthcare legislation will not further adversely affect the Fund's business. There can be no assurance that payments under governmental and private third-party payor programs will be timely, will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. The Fund's financial condition and results of operations may be affected by the reimbursement process, which in the healthcare industry is complex and can involve lengthy delays between the time that revenue is recognized and the time that reimbursement amounts are settled.

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


(9) Quarterly Financial Data (Unaudited)

       The Fund's unaudited quarterly financial information is as follows (in thousands):

                                            Total Net                 Net
                                             Revenues              Earnings
         Quarter ended:

         March 31, 2004                       $16,741                $1,032
         June 30, 2004                         16,033                   284
         September 30, 2004                    15,946                   679
         December 31, 2004                     16,986                 1,424

         March 31, 2003                        15,407                   321
         June 30, 2003                         15,343                   378
         September 30, 2003                    16,028                   538
         December 31, 2003 (1)                 17,071                 1,089

         (1) Increase in quarterly net earnings primarily due to favorable Medicaid settlements.

(10)     Subsequent Events

     On February 11, 2005, the Fund entered into an Asset Purchase Agreement for the sale of the seven nursing facilities and on February 22, 2005 the Purchaser escrowed its required $1,000,000 good faith deposit under this Agreement. The purchase price per the Agreement is $50,000,000 plus net working capital as defined.

     Under the terms of the Agreement and assuming the consent of the holders of a majority of the Fund's units, the General Partners expect the sale to close by the end of the second quarter of 2005 and project the sale will result in distributable proceeds of approximately $20 per original $25 investment unit (unaudited).

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

         Eileen M. Coggins
         Sr. Vice President and Secretary

Brown Healthcare, Inc.
Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Kathleen F. Russell
         Secretary

         Timothy M. Gisriel
         Treasurer



                                    Form 10-K

A copy of the Fund's Annual Report on Form 10-K for 2004 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Services
         Brown Healthcare, Inc.
         300 East Lombard Street
         Suite 1200
         Baltimore, Maryland 21202


                                    Auditors

         KPMG LLP
         1601 Market Street
         Philadelphia, Pennsylvania 19103


                                  Legal Counsel

         Wilmer Cutler Pickering Hale and   Dorr LLP
         100 Light Street
         Baltimore, Maryland 21202


                               Further Information


Please submit changes in name, address, investment representative and distribution instructions to Investor Services at the above address.

For further information or questions regarding your investment, please call Yolanda Harris, Investor Services Coordinator, at 410-547-3016