Form 10-K/A, Exhibit 13
period 2004-12-31
MERIDIAN HEALTHCARE GROWTH & INCOME FUND LTD PARTNERSHIP
filed 2005-04-12
CIK 826682

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


     /s/   KPMG LLP


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

                   MERIDIAN HEALTHCARE GROWTH AND INCOME FUND
                               LIMITED PARTNERSHIP


(4) Debt (continued)

       Debt at December 31 consisted of the following (in thousands):


                                           2004           2003
                                      -------------   ------------
        Mortgage notes payable
            Maryland facilities       $      9,664    $     9,966
            Woodlands facility               5,053          5,211
            Frederick facility               4,312          4,446
            Hamilton facility                2,515          2,593
                                      -------------   ------------
                                            21,544         22,216
        Less current portion                  (765)          (712)
                                      -------------   ------------
                                      $     20,779    $    21,504
                                      =============   ============


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